Prospectus Supplement No. 2 (to Prospectus dated May 14, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-295732

SUNCRETE, INC.

52,299,704 Shares of Class A Common Stock

(Inclusive of 23,714,609 shares of Class A Common Stock Issuable Upon Conversion of Class B Common Stock, 473,800 shares of Class A Common Stock Underlying Warrants, 2,525,094 shares of Class A Common Stock Underlying Pre-Funded Warrants, 1,444,445 shares of Class A Common Stock Underlying Series A Convertible Perpetual Preferred Stock and 695,110 shares of Class A Common Stock Issuable Upon Exchange of Holdco Class B Common Shares)

473,800 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement updates and supplements the prospectus of Suncrete, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), dated May 14, 2026, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-295732) (the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Amendment No. 1 to Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026 (“Form 8-K/A”). Accordingly, we have attached the Form 8-K/A to this prospectus supplement. Any information included in the Form 8-K/A that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market, LLC (“Nasdaq”). As a controlled company, we are exempt from certain Nasdaq governance requirements that otherwise apply to the composition and function of our board of directors (the “Board”). As a result, (i) our Board does not have a majority of independent directors, (ii) the compensation of our executive officers is not determined by a majority of the independent directors or a committee of independent directors, and (iii) director nominees are not selected or recommended by a majority of the independent directors or a committee of independent directors. As of May 5, 2026, the SunTx Group (as defined in the Prospectus) beneficially owned approximately 82.6% of the voting power of our outstanding common stock. If at any time we cease to be a controlled company, we will take all action necessary to comply with the listing rules of Nasdaq, including appointing a majority of independent directors to our Board and ensuring our compensation committee and nominating and corporate governance committee are each composed entirely of independent directors, subject to any permitted “phase-in” periods.

Our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), is listed on The Nasdaq Global Market under the symbol “RMIX.” On May 14, 2026, the last reported sales price of the Class A Common Stock was $17.50 per share. We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our securities involves risk. See the sections entitled “Risk Factors” beginning on page 18 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 15, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 8, 2026

Suncrete, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-43227	39-4989597
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

521 E. 2nd Street

Tulsa, Oklahoma 74120

(Address of principal executive offices, including zip code)

(918) 355-5700

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RMIX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

On April 14, 2026, Suncrete, Inc., a Delaware corporation (the “Company”), filed a Current Report on Form 8-K (the “Original Form 8-K”) in connection with the completion of its previously announced business combination contemplated by that certain Business Combination Agreement, dated October 9, 2025, by and among the Company, Haymaker Acquisition Corp. 4, a Cayman Islands exempted company (“Haymaker” or “SPAC”), Haymaker Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, Haymaker Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company, and Concrete Partners Holding, LLC, a Delaware limited liability company (“CPH”).

This Current Report on Form 8-K/A is being filed to amend the Original Form 8-K solely to include the updated financial results of CPH and Haymaker for the quarter ended March 31, 2026, as further described in Item 9.01 below. Except as described above, all other information in the Original Form 8-K filed on April 14, 2026 remains unchanged.

Item 9.01	Financial Statements and Exhibits.

(a) Financial statements of businesses or funds acquired.

The unaudited condensed consolidated financial statements of CPH as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, and the notes related thereto are attached as Exhibit 99.1 hereto and are incorporated herein by reference. Also included as Exhibit 99.2 and incorporated herein by reference is Management’s Discussion and Analysis of Financial Condition and Results of Operations of CPH for the three months ended March 31, 2026.

The unaudited consolidated financial statements of Haymaker as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, and the notes related thereto are attached as Exhibit 99.3 hereto and are incorporated herein by reference.

(d) Exhibits

Exhibit No.	Description

99.1	Unaudited condensed consolidated financial statements of Concrete Partners Holding, LLC as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, and the notes related thereto.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for Concrete Partners Holding, LLC for the three months ended March 31, 2026.

99.3	Unaudited consolidated financial statements of Haymaker Acquisition Corp. 4 as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, and the notes related thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNCRETE, INC.

Date: May 15, 2026	By:	/s/ Randall Edgar
	Name:	Randall Edgar
	Title:	Chief Executive Officer

Exhibit 99.1

INDEX TO FINANCIAL INFORMATION

Unaudited Condensed Consolidated Financial Statements of Concrete Partners Holding, LLC

CONCRETE PARTNERS HOLDING, LLC

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except unit amounts)

	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$6,276	$6,333
Accounts receivable, net	35,127	33,699
Inventory	9,187	8,723
Other current assets	8,322	5,047

Total current assets	58,912	53,802

Property, plant and equipment:
Property, plant and equipment, at cost	169,953	168,767
Less: accumulated depreciation	(20,447)	(15,930)

Property, plant and equipment, net	149,506	152,837

Goodwill	79,505	79,505
Customer relationships, net	69,247	71,373
Trade name	24,800	24,800
Other noncurrent assets, net	7,363	2,385

Total assets	$389,333	$384,702

Liabilities, Redeemable Mezzanine Equity and Common Unitholder Equity (Deficit)
Current liabilities:
Accounts payable	$15,491	$12,558
Accrued liabilities	27,240	27,080
Current portion of lease liabilities	542	475
Long-term debt, current portion	15,074	13,654

Total current liabilities	58,347	53,767

Long-term lease liability	6,559	1,727
Long-term debt, net	184,053	186,625

Total liabilities	248,959	242,119
Commitments and contingencies (Note 15)
Redeemable mezzanine equity:
Redeemable senior preferred units, 26,000,000 units issued and outstanding (at redemption value)	26,569	26,590
Redeemable preferred units, 115,700,000 units issued and outstanding (at redemption value) at both March 31, 2026 and December 31, 2025	133,843	130,623
Common unitholder equity (deficit), 95,700,000 units issued and outstanding	(20,038)	(14,630)

Total liabilities, redeemable mezzanine equity and common unitholder equity (deficit)	$389,333	$384,702

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONCRETE PARTNERS HOLDING, LLC

Condensed Consolidated Statement of Operations

(Unaudited)

(in thousands, except unit amounts)

	Three months ended
	March 31, 2026	March 31, 2025
Revenues	$61,829	$37,739
Cost of Goods Sold	42,056	24,365

Gross Profit	19,773	13,374

Operating Expenses:
Selling, general, and administrative expenses(1)	16,624	9,634
Acquisition-related costs	956	—
(Gain) loss on disposal of assets, net	—	80

Total operating expenses	17,580	9,714

Operating income (loss)	2,193	3,660

Other income (expense):
Other income (expense)	74	15
Interest expense, net	(4,015)	(2,608)

Total other income (expense)	(3,941)	(2,593)

Net income (loss)	(1,748)	1,067

Distributions to senior preferred unitholders	(598)	(590)
Accretion of redeemable preferred units to redemption value	(3,220)	(2,462)

Net income (loss) attributable to common unitholders	$(5,566)	$(1,985)

Weighted average common units outstanding	95,700,000	95,700,000

Basic and diluted income (loss) per common units	$(0.06)	$(0.02)

(1)	Includes approximately $0.7 million of affiliated consultant compensation incurred during both the three months ended March 31, 2026 and 2025, respectively; see Note 19 for additional discussion.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONCRETE PARTNERS HOLDING, LLC.

Condensed Consolidated Statement of Changes in Mezzanine Equity and Common Unitholder Equity

(unaudited)

(in thousands, except unit amounts)

		Mezzanine Equity
	Senior Preferred Units	Senior Preferred ($)	Preferred Units	Preferred ($)	Common Unitholder Equity Units	Common Unitholder Equity (Deficit) ($)
Balance, December 31, 2025	26,000,000	$26,590	115,700,000	$130,623	95,700,000	$(14,630)
Net income (loss)	—	—	—	—	—	(1,748)
Accretion to redemption value	—	577	—	3,220	—	(3,797)
Distributions		(598)	—	—	—	—
Share-based compensation	—	—	—	—	—	137

Balance, March 31, 2026	26,000,000	$26,569	115,700,000	$133,843	95,700,000	$(20,038)

		Mezzanine Equity
	Senior Preferred Units	Senior Preferred ($)	Preferred Units	Preferred ($)	Common Unitholder Equity Units	Common Unitholder Equity (Deficit) ($)
Balance, December 31, 2024	26,000,000	$26,590	95,700,000	$99,832	95,700,000	$(4,021)
Net income	—	—	—	—	—	1,067
Accretion to redemption value	—	577	—	2,462	—	(3,039)
Distributions		(590)	—	—	—	—
Share-based compensation	—	—	—	—	—	129

Balance, March 31, 2025	26,000,000	$26,577	95,700,000	$102,294	95,700,000	$(5,864)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONCRETE PARTNERS HOLDING, LLC

Condensed Consolidated Statement of Cash Flows

(unaudited)

(in thousands)

	Three months ended March 31,
	2026	2025
Cash Flows from Operating Activities:
Net income (loss)	$(1,748)	$1,067
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,650	4,119
(Gain) loss on disposal of assets, net	—	80
Non-cash lease expense	(78)	30
Non-cash share-based compensation	137	129
Non-cash debt issuance cost amortization	147	122
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(1,428)	(2,129)
Inventory	(464)	(203)
Other current assets	869	399
Accounts payable	2,933	1,168
Accrued liabilities	159	(340)

Net cash provided by operating activities	7,177	4,442

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(1,193)	(338)
Proceeds from sales of property, plant and equipment	—	48

Net cash used in investing activities	(1,193)	(290)

Cash Flows from Financing Activities:
Borrowings of debt	4,500	—
Repayment of debt	(5,799)	(5,825)
Payment of deferred financing costs	(4,144)	—
Distributions	(598)	(590)

Net cash provided by (used in) financing activities	(6,041)	(6,415)

Net change in cash and cash equivalents	(57)	(2,263)
Beginning cash and cash equivalents	6,333	8,410

Ending cash and cash equivalents	$6,276	$6,147

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General

Organization

Concrete Partners Holding, LLC (the “Company,” or “Concrete Holdings”) was formed in May 2024 as a Delaware limited liability company to serve as a holding company. The Company subsequently formed Concrete Partners, LLC (“Concrete Partners”) and its wholly owned subsidiary, Eagle Concrete Holdings, LLC (“Eagle Holdings”). Through Eagle Holdings, the Company wholly owns Eagle Redi-Mix Concrete, LLC (“Eagle”) and Ram Transportation, LLC (“Ram”), which are Oklahoma limited liability companies primarily engaged in the production and delivery of ready-mix concrete and related materials.

On July 29, 2024 (the “Concrete Closing Date”), the Company acquired 100% of the membership interests in Eagle and Ram from their previous equity holders (the “Concrete Acquisition”). Following the acquisition, the Company operates an integrated ready-mix concrete platform serving infrastructure, commercial, and residential construction projects throughout Oklahoma and Arkansas.

On October 17, 2025 (the “Thunder Closing Date”), Eagle, a subsidiary of the Company, acquired substantially all of the assets of SRM, Inc., an Oklahoma corporation, SRM Leasing, LLC, an Oklahoma limited liability company, and Schwarz Sand, LLC, which are primarily engaged in the production and delivery of ready-mix concrete and related materials.

Note 2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements were derived from the historical accounting records of the Company and reflect the historical financial position, results of operations and cash flows for the periods described herein. The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All material intercompany transactions and account balances have been eliminated in the consolidation of accounts.

The unaudited condensed consolidated financial statements have not been audited by the Company’s independent registered public accounting firm, except that the consolidated balance sheet as of December 31, 2025 is derived from the Company’s audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all necessary adjustments to present fairly the Company’s interim financial position, results of operations and cash flows. All adjustments are of a recurring nature unless otherwise disclosed herein.

Certain disclosures have been condensed or omitted from the unaudited condensed consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the fiscal year ended December 31, 2025. All amounts, dollars and percentages presented in these unaudited condensed consolidated financial statements and the related notes are rounded and, therefore, approximate.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by the Company include the fair value of consideration transferred, assets acquired, and liabilities assumed in business combinations, the estimated useful lives of property, plant and equipment, intangible assets, and the valuation of share-based compensation awards. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank accounts and highly liquid investments with original maturities of three months or less. The Company’s total cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per bank per depositor. The Company may hold balances in excess of federally insured limits but monitors the creditworthiness of its financial institutions. As of March 31, 2026 and December 31, 2025, the Company had no restricted cash balances.

Accounts Receivable

Accounts receivable represent customer obligations due under normal trade terms and are recorded at the invoiced amount, net of an allowance for expected credit losses. Accounts receivable originating in the normal course of business are recorded at cost. Accounts receivable acquired in a business combination are recorded at fair value at the acquisition date, which approximates their net book value due to the short-term nature of the balances.

The Company sells ready-mix concrete and concrete products to various customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral. The allowance for expected credit losses is estimated based on the length of time receivables are past due, prior loss history, current and expected economic conditions, trends in the construction industry, and the customer’s ability to pay. The Company also considers individual credit risk profiles and writes off specific receivables once they are deemed uncollectible. Payments subsequently received on accounts previously written off are credited back to the allowance. Additions to the allowance are recorded as bad debt expense.

The opening and closing balances of accounts receivable were approximately $33.7 million and $35.1 million, respectively, for the three months ended March 31, 2026, and $19.8 million and $21.9 million, respectively, for the three months ended March 31, 2025.

As of March 31, 2026 and December 31, 2025, the allowance for expected credit losses was approximately $61,400. Accounts receivable are presented on the Condensed Consolidated Balance Sheets net of this allowance.

The Company believes it is not exposed to significant overall credit risk. No single customer accounted for more than 10% of accounts receivable as of both March 31, 2026 and December 31, 2025. The Company monitors credit risk through ongoing credit evaluations and reviews of customer payment history, financial strength and industry position.

Inventory

Inventories consist primarily of raw materials such as cement, sand, gravel, admixes and other components used in the production of ready-mix concrete, as well as supplies for maintaining the Company’s plant facilities and equipment. Inventory is valued at the lower of cost or net realizable value, with cost determined using either the first-in, first-out or average cost method. Inventory is evaluated for obsolescence or damage, and any items identified as unusable are written off as an expense in the period identified.

Property, Plant and Equipment, net

Property, plant and equipment are initially recorded at cost or, if acquired in connection with a business combination, at fair value, and depreciated on a straight-line basis over their estimated useful lives. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred. Leasehold improvements for operating leases are amortized over the lesser of the term of the related lease or the estimated lives of the improvements.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in (Gain) loss on disposal of assets, net on the Condensed Consolidated Statements of Operations.

The estimated useful lives of the Company’s property, plant and equipment is as follows:

Asset Category	Estimated Useful Life
Land	Not Depreciated
Buildings	30 years
Plant and Equipment	7-10 years
Vehicles	5 years
Office Equipment and Software	5-7 years

Intangible Assets – Customer Relationships

The Company’s intangible assets consist of customer relationships and trade names acquired in business combinations. The Company amortizes customer relationships over their estimated useful lives ranging from 8 to 10 years, using the straight-line method. See Note 4 for additional discussion of the Company’s intangible assets.

Impairment of Long-Lived Assets

The Company’s long-lived assets (property, plant and equipment and amortizable intangible assets) are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. A long-lived asset group is considered impaired when the anticipated undiscounted future cash flows from the use and eventual disposition of the asset group is less than its carrying value. If the carrying value is not recoverable, an impairment loss is measured as the excess of the asset’s carrying value over its estimated fair value. No impairments of long-lived assets were recorded during the three months ended March 31, 2026 and March 31, 2025.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of consideration over the fair value of net assets acquired and is not amortized. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that an interim impairment test is required. Trade names with indefinite lives are also subject to annual impairment testing, or more frequent testing if facts and circumstances indicate that an interim test is necessary. The Company performed annual testing at December 31, 2025. No impairments of goodwill and indefinite-lived intangible assets were recorded during the three months ended March 31, 2026 and March 31, 2025. See Note 4 for additional discussion of the Company’s goodwill and indefinite-lived intangible assets.

Revenue from Contracts with Customers

The Company earns revenue primarily from the sale of concrete, with most revenue generated from orders under master purchase agreements or through direct sales to third-party contractors and suppliers. Each contract typically includes a single performance obligation: the delivery of ready-mix concrete to the customer’s job site. Control transfers and revenue is recognized at a point in time upon delivery, which is when the customer becomes obligated to pay. The Company invoices customers at the time of delivery, and payment terms are generally 30 days.

The Company may earn additional revenue from fuel surcharges, waiting time charges, extra stops and other services. These items are considered variable consideration and are recognized at the point in time the underlying performance obligation is satisfied — typically at the time of delivery — as the variability is resolved at that time. These charges do not represent distinct performance obligations from the delivery of ready-mix concrete.

The Company does not offer rights of return or refund to its customers. The Company had no contract assets, contract liabilities, or remaining performance obligations as of the balance sheet dates presented.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. The Company uses the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels:

•	Level 1: Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

•

Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means.

•	Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability.

The carrying value of the Company’s long-term debt approximates fair value. The carrying value of the Company’s current assets and current liabilities, including accounts receivable, inventory, accounts payable, and accrued liabilities, approximates fair value due to their short-term maturities.

Redeemable Senior Preferred and Preferred Units (Mezzanine Equity)

The Company classifies certain equity instruments as mezzanine equity on the Condensed Consolidated Balance Sheets when such instruments contain redemption features that are not solely within the control of the Company or its subsidiaries. As of March 31, 2026 and December 31, 2025, the Company presented its senior preferred units and preferred units as mezzanine equity in the Condensed Consolidated Balance Sheets.

Redeemable equity securities are initially recognized at their fair value on the issuance date. Because both the senior preferred units and the preferred units are currently redeemable, they are remeasured to their maximum redemption value at each reporting date.

The Company evaluates mezzanine equity instruments at each reporting period to determine if reclassification to permanent equity or liability treatment is required.

Right of Use Assets and Lease Liabilities

At the inception of a contractual arrangement, the Company determines whether a contract contains a lease by assessing whether the contract conveys to the Company the right to control the use of an identified asset in exchange for consideration over a period of time. Leases are accounted for by recognizing right-of-use assets and lease liabilities at the lease commencement date.

The Company measures and records an operating lease liability equal to the present value of the future lease payments. The present value is calculated using the Company’s incremental borrowing rate, unless the rate implicit in the lease is readily determinable.

The amount of the operating lease right-of-use asset consists of: (i) the amount of the initial measurement of the operating lease liability, (ii) any lease payments made at or before the commencement date, minus any lease incentives received, and (iii) any initial direct costs incurred. The present value calculation may account for an option to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. A portion of the Company’s lease contracts contain the option to extend or renew. The Company assesses these options for individual leases in determining the initial measurement of the operating lease liability.

The Company has elected not to apply the recognition requirements of ASC 842 to short-term leases (an initial term of 12 months or less at the commencement date). The Company recognizes lease expense in the statements of operations on a straight-line basis over the lease term.

Debt Issuance Costs

Costs associated with revolving loans are capitalized and amortized over the life of the arrangement on a straight-line basis. Unamortized debt issuance costs for revolving loans are reflected as a component of Other noncurrent assets, net in the Condensed Consolidated Balance Sheets. Costs associated with term loans are capitalized and amortized over the life of the term loan using the effective interest method. Unamortized debt issuance costs for term loans are reflected as a reduction of Long-term debt, net in the Condensed Consolidated Balance Sheets. The amortization of all debt issuance costs is reflected as a component of Interest expense, net in the Condensed Consolidated Statements of Operations.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”), which requires the Company to recognize the identifiable tangible and intangible assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, other than leases and contract assets and liabilities acquired in connection with business combinations. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

Determining the fair values of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions. The Company engages third-party appraisal firms when appropriate to assist in the fair value determination of assets acquired and liabilities assumed. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

Income Taxes

The Company is organized as a limited liability company and taxed as a partnership for federal income tax purposes. As a result, income or loss are taxable or deductible to the members rather than at the Company level. Accordingly, no provision has been made for federal income taxes in the accompanying condensed consolidated financial statements. In certain instances, the Company may be subject to state taxes on income arising in or derived from the state tax jurisdictions in which it operates.

Uncertain income tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, the uncertain tax position is then measured to determine the amount of expense to record in the condensed consolidated financial statements. The tax expense recorded would be equal to the largest amount of expense related to the outcome that is 50% or greater likely to occur. The Company classifies any potential accrued interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as operating expense. As of March 31, 2026 and December 31, 2025, the Company had no material uncertain tax positions that would require recognition or disclosure.

The Company did not incur any penalties or interest related to its state tax returns during the three months ended March 31, 2026, and March 31, 2025.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Share-Based Compensation

The Company accounts for share-based compensation under the fair value method of accounting. Compensation cost is measured at the grant date for equity-classified awards and is recognized over the service period, which is generally the vesting period. The Company recognizes compensation cost on a straight-line basis over the requisite service period for each award. To calculate fair value, the Company uses an option pricing model based on the value of its common units on a fully diluted basis. As of March 31, 2026 and March 31, 2025, all awards outstanding were equity-classified. Share-based compensation cost for all types of awards is included in Selling, general, and administrative expenses in the Condensed Consolidated Statement of Operations.

Note 3. Acquisitions

Thunder Acquisition

On October 17, 2025, Eagle, entered into an equity and asset purchase and contribution agreement (the “Equity and Asset Purchase and Contribution Agreement”) with SRM, Inc., an Oklahoma corporation (“Schwarz Ready Mix”), SRM Leasing, LLC, an Oklahoma limited liability company (“Schwarz Leasing”), Schwarz Sand, LLC an Oklahoma limited liability company (“Schwarz Sand,” and together with Schwarz Ready Mix and Schwarz Leasing, the “Schwarz Entities”), the equity holders of Schwarz Ready Mix and Schwarz Leasing, the equity holders of Schwarz Sand, certain other transaction beneficiaries, and Schwarz Ready Mix, in its capacity as a representative of the selling parties.

Pursuant to the Equity and Asset Purchase and Contribution Agreement, Eagle acquired substantially all of the assets of Schwarz Ready Mix and Schwarz Leasing and all of the issued and outstanding equity interests of Schwarz Sand (collectively, the “Thunder Acquisition”). The aggregate purchase price included $97.0 million in cash consideration ($74.3 million paid at closing and $22.7 million deferred until June 30, 2026) and 20,000,000 Company Preferred Units issued to the sellers as rollover equity.

The Thunder Acquisition was accounted for as a business combination. The Company, through its wholly owned subsidiary Eagle, is the accounting acquirer, as it obtained control of the Schwarz Entities. The assets acquired and liabilities assumed are recorded at their respective fair values as of the Thunder Closing Date. In connection with the Thunder Acquisition, the Company expensed approximately $5.1 million of transaction costs during the year ended December 31, 2025, which were recorded within Acquisition-related costs in the Consolidated Statement of Operations for the year ended December 31, 2025. No such costs were incurred during the three months ended March 31, 2025.

In connection with the Thunder Acquisition, the Company engaged a third-party valuation specialist to assist in determining the fair value of acquired intangible and tangible assets as of the acquisition date. The fair value of acquired “Customer Relationships” was estimated using the income approach, specifically the multi-period excess earnings method, which involves projecting net cash flows attributable to the asset and applying contributory asset charges. The fair value of the “Trade Name” was determined using the income approach, specifically the relief-from-royalty method. This method estimates the value of a trade name based on the principle of avoided costs — that is, estimating the benefit of not having to pay a licensing fee to use the name. The valuation reflects the projected royalty savings attributable to the continued use of the acquired trade name. The fair value of “Property, Plant and Equipment” was determined using a combination of the cost approach and market approach, depending on the nature of the underlying assets. The cost approach was applied to assets based on current replacement cost less depreciation, while the market approach was used for equipment types with observable market activity.

No goodwill was recognized in connection with the Thunder Acquisition, as the total consideration transferred approximated the fair value of the identifiable net assets acquired.

For the three months ended March 31, 2026, the Company recognized approximately $18.3 million of revenue and $0.3 million of net income attributable to the Schwarz Entities, which are included in the condensed consolidated statement of operations for the period then ended.

Additionally, the Company recognized approximately $0.5 million of amortization expense related to acquired customer relationships, as discussed in Note 4 “Intangible Assets and Goodwill”. This expense is included within Selling, general, and administrative expenses in the Condensed Consolidated Statement of Operations for the three months ended March 31, 2026.

The purchase price allocation is preliminary and may be adjusted during the measurement period in accordance with ASC 805. Preliminary amounts primarily relate to the valuation of certain property, plant and equipment and identifiable intangible assets.

The consideration transferred and the fair value of the assets acquired and liabilities assumed by the Company were as follows (in thousands):

Consideration (preliminary):
Cash paid at Closing Date	$74,300
Fair value of deferred payment liability	22,226
Fair value of redeemable preferred units	20,000
Closing adjustments	(1,394)

Total consideration	$115,132

Preliminary fair value of assets acquired:
Cash and cash equivalents	$864
Accounts receivable	9,653
Prepaid expenses	206
Inventory	3,594
Property, plant and equipment	82,810
Customer relationships	16,600
Trade name	8,000
Other noncurrent assets	490

Amount attributable to assets acquired	$122,217

Preliminary fair value of liabilities assumed:
Accounts payable	$6,092
Current portion of lease liabilities	161
Accrued liabilities	503
Long-term lease liability	329

Amount attributable to liabilities assumed	$7,085

Total identifiable net assets acquired	$115,132

Fayetteville Acquisition

On May 19, 2025, the Company, through its wholly owned subsidiary Eagle, acquired certain operating assets of a ready-mix facility in the Fayetteville/Greenland, Arkansas area for $5.5 million, funded with cash on hand. The purchase included land, building/plant, and ready-mix equipment. No liabilities were assumed, and no legal entity was acquired. The acquired assets are being depreciated under the Company’s existing useful-life policies beginning on the acquisition date.

Note 4. Intangible Assets and Goodwill

Intangible Assets

The Company’s intangible assets primarily consist of customer relationships and trade names acquired through acquisitions. Customer relationships are amortized on a straight-line basis over their estimated useful lives. Trade names are considered indefinite-lived intangible assets, are not subject to amortization, and are tested for impairment annually, or more frequently if events or circumstances indicate a potential impairment.

The Company’s intangible assets consist of the following at the dates indicated (in thousands):

	March 31, 2026	December 31, 2025
Customer Relationships
Gross carrying amount	$80,900	$80,900
Accumulated amortization(1)	(11,653)	(9,527)

Net Carrying amount	$69,247	$71,373

Trade Names
Gross carrying amount	$24,800	$24,800

(1)

Amortization expense of customer relationships for the three months ended March 31, 2026 and 2025 was $2.1 million and $1.6 million, respectively, and is included within Selling, general, and administrative expenses in the Condensed Consolidated Statement of Operations.

The following table summarizes expected amortization of customer relationships as of March 31, 2026 (in thousands):

Year Ending December 31,
2026	$6,379
2027	8,505
2028	8,505
2029	8,505
2030	8,505
Thereafter	28,848

Total	$69,247

Goodwill

As of March 31, 2026, goodwill totaled $79.5 million, unchanged from December 31, 2025. Goodwill reflects the value of expected synergies from combining operations, the assembled workforce, and opportunities for expansion in the Oklahoma and Northwest Arkansas markets. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or circumstances indicate that an interim impairment test is necessary.

Note 5. Inventories

Inventories consisted of the following at the dates indicated (in thousands):

	March 31, 2026	December 31, 2025
Raw materials	$6,144	$6,260
Parts and supplies	2,462	2,198
Fuel	581	265

Inventory	$9,187	$8,723

Note 6. Other Current Assets

Other current assets consisted of the following at the dates indicated (in thousands):

	March 31, 2026	December 31, 2025
Deferred offering costs	$6,601	$2,733
Prepaid insurance	686	1,477
Other prepaids and deposits	515	406
Other	520	431

Other current assets	$8,322	$5,047

Deferred offering costs associated with business combinations are capitalized and, upon consummation of the applicable transaction, are expected to be recorded as a reduction of additional paid-in capital.

Note 7. Property, Plant and Equipment

Property, plant and equipment consisted of the following at the dates indicated (in thousands):

	March 31, 2026	December 31, 2025
Buildings	$7,300	$6,865
Land	47,242	47,242
Plant and equipment	105,256	104,816
Vehicles	4,594	4,186
Other property and equipment	5,561	5,658

Gross property, plant and equipment	169,953	168,767
Accumulated depreciation	(20,447)	(15,930)

Property, plant and equipment, net	$149,506	$152,837

Depreciation expense is included within Cost of goods sold and Selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations. The following table presents the functional allocation for each period presented (in thousands):

	Three months ended March 31,
	2026	2025
Cost of goods sold	$4,080	$2,257
Selling, general, and administrative expenses	437	252

Total depreciation	$4,517	$2,509

Note 8. Long-Term Debt

The following table presents the outstanding debt and related expenses of the Company (in thousands):

	March 31, 2026	December 31, 2025
Term Loan	$191,750	$194,313
Revolving Loan	2,000	3,000
Equipment Loan	4,618	4,823
Equipment Term Loan	2,469	—

Total debt, including current portion, net	200,837	202,136
Less: long-term debt, current portion	(15,074)	(13,654)

Long-term debt	185,763	188,482
Less: debt issuance costs(1)	(1,710)	(1,857)

Long-term debt, net	$184,053	$186,625

(1)

Unamortized debt issuance costs related to the Revolving Loan was $0.3 million as of both March 31, 2026 and December 31, 2025 are included in Other noncurrent assets, net on the Condensed Consolidated Balance Sheets.

Term Loan

The Company entered into a credit agreement (the “Credit Agreement”) providing for a five-year $130.0 million term loan agreement (the “Initial Term Loan”) on July 29, 2024 and amended the Credit Agreement on October 17, 2025 (“Loan Amendment”) to increase the Initial Term Loan by $75.0 million (as amended, the “Term Loan”). Proceeds from the Initial Term Loan were used to fund the Concrete Acquisition and Proceeds from the Loan Amendment were used to fund the cash portion of the Thunder Acquisition. The Term Loan is secured by a first lien on substantially all personal property assets (“Collateral”) and the Lenders have the right in the future to request liens on any real property with an appraised value in excess of $2.0 million (“Material Real Property”). As of March 31, 2026 and December 31, 2025, the Company had $191.8 million and $194.3 million outstanding on the Term Loan. The Term Loan matures on July 29, 2029, at which time all advances are required to be paid in full. Interest accrues at the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.75% to 3.50%, which was 7.3% as of both March 31, 2026 and December 31, 2025.

Principal payments are due on the last day of each calendar quarter, as set forth below (in thousands):

December 31, 2025 through June 30, 2026	$2,563
September 30, 2026 through June 30, 2027	$3,844
September 30, 2027 and thereafter	$5,125

Equipment Term Loan

On January 6, 2026, the Company entered into an Equipment Term Loan Credit Agreement (the “Equipment Term Loan”) providing for a $2.5 million term loan to finance the purchase of equipment. Borrowings under the Equipment Term Loan bear interest at a floating base rate, determined as the highest of (i) the federal funds rate plus 0.50%, (ii) the lender’s prime rate, or (iii) Term SOFR plus 1.00%. As of March 31, 2026, the applicable interest rate was 7.0%. As of March 31, 2026, the Company had $2.5 million outstanding on the Equipment Term Loan. The Equipment Term Loan matures on December 31, 2030.

Revolving Loan

On March 31, 2026, the Company entered into the Second Amendment (the “Second Amendment”) to the Credit Agreement. The Second Amendment, among other things, (i) provides consent to the consummation of the De-SPAC transaction and related transactions, including the redemption and conversion of certain equity interests, (ii) permits equity issuances in connection with the transaction, including PIPE financing and other share issuances, (iii) amends and restates the Credit Agreement and (iv) updates certain collateral and organizational provisions in connection with the transaction.

As of March 31, 2026, the Revolving Loan, which matures on July 29, 2029, has a total commitment and borrowing base of $25.0 million, and an outstanding balance of $2.0 million. Balances outstanding under the Revolving Loan bear interest at the SOFR plus an applicable margin ranging from 2.75% to 3.50%, which was 7.3% and 7.4% as of March 31, 2026 and December 31, 2025 respectively. The Revolving Loan is secured by the Collateral, and the Lenders have the right in the future to request liens on Material Real Property. The Revolving Loan includes customary covenants, including a Consolidated Senior Leverage Ratio and Fixed Charge Coverage Ratio, each tested quarterly, all of which the Company was in compliance with for all periods presented. Additionally, the Revolving Loan provides for the issuance of letters of credit. As of March 31, 2026 and December 31, 2025, the Company had $0.5 million letters of credit outstanding under the Revolving Loan. For additional information see Note 21 for discussion changes to the Revolving Loan in connection with consummation of the Company’s De-SPAC transaction that occurred subsequent to March 31, 2026.

Equipment Notes

On December 30, 2025, we entered into an equipment financing facility (“Master Equipment Loan Agreement”) with Eagle, Ram and Concrete Partners as co-borrowers which will provide for equipment to be financed pursuant to terms to be agreed upon and evidenced by promissory notes (“Equipment Notes”) to be entered into in the ordinary course of business on customary market terms. The Equipment Notes will be secured by the financed equipment.

As part of the Master Equipment Loan Agreement, the Company entered into a five-year $4.8 million equipment security note (“Equipment Loan”) on December 30, 2025. Proceeds from the Equipment Loan were used to purchase concrete mixer equipment. As of March 31, 2026 and December 31, 2025, the Company had $4.6 million and $4.8 million, respectively, outstanding on the Equipment Loan. The Equipment Loan bears interest at 6.6% per annum and matures on December 31, 2030.

Amortization of Debt Issuance Costs

Amortization of debt issuance costs was approximately $0.2 million and $0.1 million for the three months ended March 31, 2026 and 2025, respectively and is included in Interest expense, net within the Condensed Consolidated Statement of Operations. As of March 31, 2026, unamortized issuance costs totaled $2.0 million.

Debt Maturities

Debt maturities as of March 31, 2026, excluding debt issuance costs, are as follows (in thousands):

2026	$10,980
2027	18,962
2028	21,585
2029	146,214
2030	3,096

Total	$200,837

Note 9. Redeemable Senior Preferred and Preferred Units (Mezzanine Equity)

Redeemable Senior Preferred Units

On the Concrete Closing Date, the Company issued 26.0 million Senior Preferred Units at an estimated fair value of $26.0 million in connection with the Concrete Acquisition. These units accrue cumulative distributions at an annual rate of 9.0% of unreturned senior preferred contributions, compounding quarterly. The Senior Preferred Units rank senior to the Preferred and Common Units and are redeemable upon certain events, including liquidation or an initial public offering.

The Senior Preferred Units are classified as mezzanine equity in accordance with ASC 480-10-S99-3A, as redemption is effectively controlled by the holders through their control of the Company’s Board. As of March 31, 2026, the Senior Preferred Units were carried at a redemption value of $26.6 million, consistent with the redemption value as of December 31, 2025, after reflecting cumulative accretion of approximately $0.6 million and paid distributions of approximately $0.6 million.

Redeemable Preferred Units

On the Concrete Closing Date, the Company issued 95.7 million Preferred Units with an aggregate estimated fair value of $67.3 million, consisting of 57.9 million units issued for cash and 37.8 million issued as part of the Concrete Acquisition. On the Thunder Closing Date, as a part of the Thunder Acquisition, the Company issued 20.0 million Preferred Units issued to the sellers as rollover equity, with the fair value of the Preferred Units valued at $20.0 million. The Preferred Units accrue cumulative distributions at 10.0% of unreturned preferred contributions, compounding quarterly, and are subordinate to the Senior Preferred Units but senior to the Common Units in liquidation priority.

The Preferred Units are also classified as mezzanine equity. As of March 31, 2026, the Preferred Units were carried at a redemption value of $133.8 million, reflecting cumulative accretion of $3.2 million during the three months ended March 31, 2026, compared to a redemption value of $130.6 million as of December 31, 2025.

There were no changes to the number or terms of the Senior Preferred or Preferred Units during the three months ended March 31, 2026.

Note 10. Common Units

The Common Units rank junior to both the Senior Preferred Units and the Preferred Units with respect to distributions and liquidation preference. No distributions (including liquidating distributions) may be made to Common Unit holders until the Senior Preferred and Preferred Units have been fully redeemed. Thereafter, distributions may be made pro rata to Common Unit holders based on their percentage ownership, subject to the approval of the Board of Directors.

As of December 31, 2025, the Company had 95.7 million Common Units outstanding. There were no changes to the number of Common Units outstanding, or to their rights and privileges, during the three months ended March 31, 2026.

Note 11. Share-Based Compensation

On December 9, 2024, the Company established an equity participation program (the “Plan”) to attract, retain, and incentivize employees. Under the Plan, the Company authorized the issuance of 16,888,235 nonvoting common units (“Incentive Units”). The incentive units vest over a five-year period, with 33% vesting on the third anniversary of the grant date, 33% vesting on the fourth anniversary, and 34% vesting on the fifth anniversary. The Incentive Units are classified as equity awards under ASC 718, Stock Compensation, and are measured at fair value on the grant date, with compensation expense recognized over the requisite service period.

During the three months ended March 31, 2026, the Company granted no incentive units to employees under the Plan. The total number of nonvested Incentive Units outstanding remained unchanged from December 31, 2025 to March 31, 2026 at 17,451,176. The fair value of the units granted were determined based on the Company’s most recent independent valuation as of December 31, 2024. The Company applied a forfeiture rate of zero at the grant date, in line with its policy of recognizing forfeitures as they occur.

Share-based compensation expense recognized was approximately $0.1 million during both the three months ended March 31, 2026 and 2025 and is included in Selling, general, and administrative expenses within the Condensed Consolidated Statement of Operations. As of March 31, 2026, the Company had approximately $2.1 million of unrecognized compensation cost related to the outstanding Incentive Units, which will be recognized over the remaining requisite service periods through 2029 on a straight-line basis.

Note 12. Revenue

The Company generates revenue primarily through the production and delivery of ready-mix concrete. Revenue is recognized at a point in time when control of the product is transferred to the customer, which generally occurs upon delivery to the job site. Revenue from admixture and other ancillary services, which primarily represent additives to enhance the performance of concrete mixes (e.g., cooling services in hot weather), is also recognized at a point in time when the services are provided.

Management monitors revenue by type of construction activity, which reflects differences in demand cycles and pricing dynamics. All revenue is recognized at a point in time upon delivery.

The following table presents revenue by type of construction activity for the periods indicated (in thousands):

	Three months ended March 31,
	2026	2025
Commercial	$26,309	$18,083
Residential	21,117	14,270
Infrastructure	13,125	5,386
Other (1)	1,278	—

Total Revenue	$61,829	$37,739

(1)	Other revenue includes income from various non-core activities that support our concrete revenue streams.

No customer accounted for more than 10% of total revenues during the three months ended March 31, 2026 or March 31, 2025.

Note 13. Accrued Liabilities

Accrued liabilities consisted of the following at the dates indicated (in thousands):

	March 31, 2026	December 31, 2025
Deferred acquisition payments(1)	$22,721	$22,532
Accrued sales tax	2,007	1,396
Accrued payroll and benefits	1,580	661
Other accruals	932	2,491

Accrued liabilities	$27,240	$27,080

(1)	Amounts represent the fair value of deferred acquisition payments at the acquisition date, adjusted for subsequent accretion. See Note 3 for additional information on the Company’s acquisitions.

Note 14. Retirement Savings Plan

The Company has a Retirement Savings Plan (“RSP”), which is a defined contribution plan. The Company matches a portion of employees’ contributions in cash. Participation in the RSP is voluntary and all employees of the Company are eligible to participate.

The Company matches employee contributions at $0.50 per dollar contributed, up to six percent of an employee’s pre-tax earnings, subject to the maximum Internal Revenue Service (“IRS”) limit.

The Company contributed approximately $0.1 million to the RSP for the three months ended March 31, 2026 and 2025. Contributions for all periods were recorded within Selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations.

Note 15. Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the normal course of business, including commercial disputes and regulatory compliance matters. While the outcome of such matters cannot be predicted with certainty, the Company does not believe that any such proceedings will have a material effect on its financial condition, results of operations, or cash flows.

The Company’s insurer is providing defense under its liability policy for a legal matter related to a 2021 vehicle accident involving one of its trucks. Based on advice of counsel, management believes an unfavorable outcome is reasonably possible but not probable, and that any potential loss, net of insurance, would not be material to the condensed consolidated financial statements.

The Company is party to a long-term supply agreement requiring the purchase of minimum annual quantities of cement, rock, and sand at market prices through December 31, 2028. The agreement includes a true-up clause for shortfalls, which may be fulfilled in future periods or settled in cash. The Company expects to meet its future obligations in the normal course of business. There were no material changes to the agreement or its terms during the three months ended March 31, 2026. During the three months ended March 31, 2026 and 2025, the Company purchased approximately $8.2 million and $6.0 million, respectively, under the agreement. As of March 31, 2026, the Company cannot reasonably estimate the aggregate future purchase commitment in dollar terms due to variable pricing and volume fluctuations. The Company expects to fulfill its purchase obligations in the normal course of operations.

For the three months ended March 31, 2026, purchases from three vendors individually exceeded 10% of total cost of goods sold and one vendor represented more than 10% of total accounts payable as of that date. These vendors primarily supply cement, aggregates, and other raw materials used in the Company’s ready-mix operations. The loss of any of these key suppliers could adversely impact near-term operations; however, alternative sources of supply are available.

Note 16. Leases

The Company leases certain buildings and equipment under operating lease arrangements. Right-of-use (“ROU”) assets and related lease liabilities are recognized on the Balance Sheet at the lease commencement date based on the present value of future lease payments. The Company uses its incremental borrowing rate at the lease commencement date to calculate the present value of future lease payments, consistent with the requirements of ASC 842. The Company has also elected the short-term lease practical expedient for leases with terms of 12 months or less.

As of March 31, 2026, the Company recognized operating lease ROU assets of approximately $7.0 million and corresponding lease liabilities of $7.1 million. ROU assets are included in Other noncurrent assets, net and lease liabilities are included in Current portion of lease liabilities and Long-term lease liabilities on the Condensed Consolidated Balance Sheet.

Lease expense for both the three months ended March 31, 2026 and 2025, was approximately $0.2 million, including short-term lease costs. Lease expense is primarily included in Selling, general, and administrative expenses, with an immaterial amount included in Cost of goods sold in the Condensed Consolidated Statements of Operations.

During the three months ended March 31, 2026, the Company entered into a new operating lease agreement for a corporate office space, resulting in the recognition of approximately $4.9 million in right-of-use assets and corresponding lease liabilities. The lease has a stated term through 2033.

During the first quarter of 2025, the Company entered into a new operating lease agreement with a related party for corporate office space, resulting in the recognition of approximately $1.5 million in right-of-use assets and corresponding lease liabilities. The lease has a stated term through 2035. See Note 18 for additional discussion of related party activity.

Note 17. Segment Reporting

The Company generates revenue primarily through the production and delivery of ready-mix concrete for use in infrastructure, commercial and residential construction projects in Oklahoma and Northwest Arkansas.

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”). Management has determined that the Company operates as one reportable segment—Concrete Sales.

The CODM uses Net income (loss) as the primary measure of profitability. In evaluating results, the CODM also regularly reviews certain significant expense categories, including cost of sales, plant and delivery expenses, and fixed expenses (e.g., G&A, dispatch, depreciation). Cost of sales primarily reflects direct material costs. Plant and delivery expenses reflect labor, fuel, and maintenance associated with production and delivery activities. Fixed expenses include overhead and other indirect costs allocated to operations. Cost of sales is a subset of Cost of goods sold, while plant and delivery expenses and fixed expenses are internal categories that include amounts classified within both Cost of goods sold and Selling, general, and administrative expenses in the Condensed Consolidated Statements of Operations. Segment assets are not regularly reviewed by the CODM. As the Company has one reportable segment, total segment assets are equivalent to consolidated total assets as presented in the accompanying Condensed Consolidated Balance Sheets.

The table below presents consolidated revenue, the significant expense categories reviewed by the CODM, and Net income (loss) for the periods presented (in thousands):

	Three months ended March 31,
	2026	2025
Revenue	$61,829	$37,739
Less:
Cost of sales	(28,624)	(16,644)
Plant and delivery expenses	(13,705)	(7,594)
Fixed expenses	(14,722)	(9,691)
Corporate and unallocated(1)	(6,526)	(2,743)

Net income (loss)	$(1,748)	$1,067

(1)

Corporate and unallocated reflects holding company and financing activity. For the three months ended March 31, 2026, it included approximately $3.9 million of interest expense, $0.1 million of share-based compensation expense, approximately $0.7 million of transaction costs and approximately $1.8 million related to professional service fees and other general corporate and financing-related expenses incurred during the period. For the three months ended March 31, 2025, it included approximately $2.6 million of interest expense, $0.1 million of share-based compensation expense.

Note 18. Supplemental Cash Flow Information

The following table provides certain supplemental cash flow information for the periods indicated (in thousands):

	Three months ended March 31,
	2026	2025
Supplemental Disclosure of Cash Flow Information:
Interest paid	$3,679	$2,445
Supplemental Disclosure of Non-Cash Information:
Right-of-use assets obtained in exchange for operating lease liabilities(1)	$5,054	$1,478

(1)	See Note 16 for additional discussion of the Company’s leases.

Note 19. Related Party Transactions

The Company leases its Northwest Arkansas office from an entity partially owned by one of its executive officers. This lease is classified as an operating lease and is considered to be at market terms. During the three months ended March 31, 2026 and 2025, the Company recognized approximately $26,000 and $25,000, respectively, in lease expense related to this arrangement. The related lease liability as of March 31, 2026 and December 31, 2025, was approximately $132,000 and $154,000, respectively. Additionally, the Company recognized no revenue from transactions with the same related party during the three months ended March 31, 2026 and approximately $63,000 during the three months ended March 31, 2025.

On March 1, 2025, the Company entered into a new lease agreement with this related party for expanded office space. In connection with the lease commencement, the Company recognized approximately $1.5 million in operating lease right-of-use assets and corresponding lease liabilities on the Condensed Consolidated Balance Sheet. As of March 31, 2026, the Company had $1.4 million in operating lease-right-of-use assets and corresponding lease liabilities remaining and recorded approximately $54,000 of lease expense related to this arrangement. As of December 31, 2025, the Company had $1.4 million in operating lease right-of-use assets and corresponding lease liabilities remaining and during the three months ended March 31, 2025 recorded approximately $18,000 of lease expense related to this arrangement.

During the three months ended March 31, 2026, the Company provided concrete services to an entity that is partially owned by certain investors. The entity became a related party in connection with the Thunder Acquisition on October 17, 2025. The Company recognized approximately $0.7 million of revenue from this customer during the three months ended March 31, 2026 and had no revenue from this customer during the three months ended March 31, 2025.

In connection with the Concrete Acquisition, the Company entered into a single management and consulting agreement with an affiliate. Under the agreement, recurring compensation is payable quarterly and equal to one-fourth of 5.0% of trailing twelve-month EBITDA, subject to an annual cap of $3.2 million for strategic, financial, and operational advisory services to support the Company’s board and management team on matters such as acquisitions, financing, contract negotiations, and growth initiatives. The Company also reimburses, at cost, any third-party diligence and advisory costs that are initially funded by the affiliate on the Company’s behalf. In addition, for each completed add-on acquisition, the Company pays a contingent diligence and integration fee equal to 2.0 % of the acquired enterprise value in consideration for the affiliate’s time and effort involved in transaction execution and post-closing integration activities.

During both the three months ended March 31, 2026 and 2025, the Company incurred approximately $0.7 million in consultant compensation, recorded in Selling, general, and administrative expenses in the Condensed Consolidated Statement of Operations.

Note 20. Earnings Per Unit

Basic and diluted earnings per unit (“EPU”) is calculated for the Company’s Common Units. The Incentive Units are the only potentially dilutive security in our current capital structure. The Incentive Units were evaluated under the treasury stock method for potentially dilutive effects. The Incentive Units were determined to be anti-dilutive for the three months ended March 31, 2026 and 2025, as the Company had a net loss available to common unitholders for these periods. Because the Incentive Units are the only potentially dilutive security, basic and diluted EPU will be identical.

The following table presents the computation of basic and diluted EPU attributable to the Company’s Common Units for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
(in thousands, except for unit and per unit amounts)	2026	2025
Numerator
Net income (loss)	$(1,748)	$1,067
Less: distributions to senior preferred unitholders	(598)	(590)
Less: accretion of redeemable preferred units to Redemption value	(3,220)	(2,462)

Basic and Diluted Net income (loss) attributable to Common Units	$(5,566)	(1,985)

Denominator

Basic and Diluted weighted average units outstanding	95,700,000	95,700,000

Basic and Diluted net income (loss) per Common Unit	$(0.06)	$(0.02)

Note 21. Subsequent Events

On October 9, 2025, the Company entered into a Business Combination Agreement with Haymaker Acquisition Corp. 4 (“Haymaker”). The transaction closed on April 8, 2026, following approval by Haymaker shareholders, resulting in the Company becoming a wholly owned subsidiary of Suncrete, Inc. (“Suncrete”), and Suncrete becoming a publicly traded company with its shares listed on The Nasdaq Global Market under the ticker “RMIX.”

The Business Combination generated approximately $226.0 million in gross proceeds from funds held in trust and a concurrent PIPE financing, after giving effect to redemptions and prepaid forward agreement payments but before warrant redemptions and transaction expenses.

The transaction will be accounted for as a reverse recapitalization, with the Company identified as the accounting acquirer and no goodwill or other intangible assets recorded.

In connection with the Business Combination, the Company’s historical mezzanine equity structure was eliminated. Immediately following the Initial Merger, Suncrete issued an aggregate of 26,000 shares of its Series A Perpetual Convertible Preferred Stock, which was initially convertible into an aggregate of approximately 1.4 million shares of Class A common stock of Suncrete, in exchange for all of the outstanding Senior Preferred Units of the Company. Holders of the Company’s Preferred Units and certain common equity holders also received shares of Class A and Class B common stock of Suncrete in connection with the transaction, including approximately 18.4 million shares of Class B common stock issued to members of Concrete Partners Holding, LLC and 2.5 million shares of Class B common stock issued to Dothan Independent. These transactions significantly modified the Company’s capital structure and will impact earnings per unit presentation in future reporting periods.

Deferred offering costs associated with the Business Combination and related financing transactions are capitalized and, upon consummation of the applicable transaction, are recorded as a reduction of additional paid-in capital. Transaction costs associated with acquisitions are expensed as incurred in accordance with ASC 805.

On April 7, 2026, the Company entered into a Limited Consent and Third Amendment (the “Third Amendment”) to its Credit Agreement with its lenders and administrative agent. The Third Amendment, among other things, (i) provided lender consent for the consummation of the Company’s business combination transaction, including a prepaid forward transaction entered into in connection therewith, (ii) modified certain financial covenant definitions and calculations, including the Consolidated Fixed Charge Coverage Ratio, and (iii) updated certain collateral and administrative provisions of the Credit Agreement.

On April 28, 2026, Suncrete and certain of Suncrete’s subsidiaries entered into a fourth amendment (the “Fourth Amendment”) to the Credit Agreement. The Fourth Amendment, among other things, permits the consummation of certain acquisitions, including the joinder to the Amended Credit Agreement of Purchaser Holdco, which was formed in connection with the Hope Acquisition.

On April 28, 2026, Suncrete, through its subsidiaries, completed the acquisition of 100% of the membership interests of Hope Concrete, LLC, a Texas limited liability company and its subsidiaries, Lafayette Concrete Division LLC, a Louisiana limited liability company, and Baton Rouge Concrete Division LLC, a Louisiana limited liability company (collectively, the “Hope Companies”) pursuant to a Membership Interest Purchase Agreement with the sellers. Total consideration consisted of (i) 220,007 shares of the Suncrete’s Class A common stock issued to one seller, (ii) 69,511 shares of nonvoting Class B common stock of a subsidiary of Suncrete issued to another seller, exchangeable for an aggregate of 695,110 shares of the Suncrete’s Class A common stock, and (iii) approximately $39.4 million in cash, subject to customary adjustments.

On April 29, 2026, Suncrete, through its subsidiaries, completed the acquisition of 100% of the membership interests of a ready-mix concrete company in Louisiana. Total consideration consisted of (i) approximately $31.0 million in cash paid at closing, (ii) 259,291 shares of Suncrete’s Class A common stock issued to the sellers and (iii) contingent earnout consideration of up to $10.0 million based on the achievement of specified performance targets over a five-year period following closing. The earnout may be paid, at Suncrete’s election, in cash or shares of the Suncrete’s Class A common stock, subject to certain limitations.

On May 6, 2026, Suncrete, through its subsidiary Hope Concrete, LLC, completed the acquisition of 100% of the membership interests of Nelson Bros. Ready Mix, LLC, a Texas limited liability company and its subsidiary, R & R Trucking LLC, a Texas limited liability company (collectively, the “Nelson Companies”) pursuant to a Membership Interest Purchase Agreement with the sellers. Total consideration consisted of (i) 1,296,456 shares of Suncrete’s Class A common stock issued to the sellers and (ii) approximately $42.3 million in net cash paid at closing. In addition, the sellers may receive contingent earnout consideration of up to $18.0 million based on the achievement of certain trailing twelve-month materials spread targets during the five-year period following closing, with up to 50% of any earnout payable, at Suncrete’s election, in shares of the Company’s Class A common stock, subject to applicable limitations.

At the time these unaudited condensed consolidated financial statements were issued, the initial accounting for these business combinations was incomplete. As a result, certain disclosures, including the preliminary purchase price allocation and related pro forma information, have not been finalized.

The Company has evaluated subsequent events through May 15, 2026, the date these financial statements were issued, and has disclosed all material events that occurred subsequent to March 31, 2026.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) is intended to assist in understanding and assessing the historical results of operations and financial condition of Concrete Partners Holding, LLC (the “Company” or “CPH”). This discussion should be read in conjunction with our condensed consolidated financial statements and the notes thereto filed as an exhibit hereto.

On April 8, 2026, the Company consummated its previously announced business combination pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”), dated October 9, 2025, by and among Haymaker Acquisition Corp. 4, a Cayman Islands exempted company (“Haymaker” or “SPAC”), Suncrete, Inc., a Delaware corporation and direct wholly owned subsidiary of Haymaker (“Suncrete”), Haymaker Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Suncrete (“Merger Sub I”), Haymaker Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Suncrete (“Merger Sub II”). In connection with the closing of the Business Combination Agreement, on April 8, 2026, (i) Haymaker domesticated by way of continuation out of its jurisdiction of incorporation from the Cayman Islands into the State of Delaware (the “Domestication”), (b) Merger Sub I merged with and into Haymaker (the “Initial Merger”), with Haymaker surviving the Initial Merger as a wholly owned subsidiary of Suncrete (Haymaker, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”), and (c) Merger Sub II merged with and into the Company (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers”, and together with the Domestication and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of Suncrete.

Unless the context otherwise requires, all references in this section to “CPH,” the “Company,” “we,” “us,” or “our” refer to the business of the Company prior to the consummation of the Business Combination, which became the business of Suncrete upon the closing of the Business Combination.

This MD&A includes forward-looking statements. These statements involve risks and uncertainties. Our actual results may differ materially from those contemplated by these forward-looking statements as a result of various factors, including those set forth in the section titled “Risk Factors” in Suncrete’s filings with the Securities and Exchange Commission. Historical results are not necessarily indicative of future performance.

Overview

We are a ready-mix concrete logistics and distribution platform operating across Oklahoma, Arkansas, Louisiana and Texas, with plans to continue expanding throughout the high-growth U.S. Sunbelt region through strategic acquisitions and organic growth. We leverage operational scale, technological integration and quality control to serve a diverse base of infrastructure, commercial and residential customers.

Recent Developments

Business Combination with Haymaker

On April 8, 2026 (the “Haymaker Closing Date”), the Company consummated the Business Combination Agreement with Haymaker, Suncrete, Merger Sub I and Merger Sub II. Pursuant to the Business Combination Agreement, the Business Combination was effected on the Haymaker Closing Date in several steps: (a) the Domestication, (b) immediately following the Domestication, the Initial Merger, with SPAC surviving the Initial Merger as a wholly owned subsidiary of Suncrete; and (c) immediately following the Initial Merger, the Acquisition Merger, with the Company surviving the Acquisition Merger as a wholly owned subsidiary of Suncrete. Prior to the closing of the Initial Merger, Suncrete issued an aggregate of 26,000 shares of its Series A Perpetual Convertible Preferred Stock, which was initially convertible into an aggregate of 1,444,445 shares of Class A common stock of Suncrete, in exchange for all of the outstanding Senior Preferred Units of the Company.

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Haymaker acquired all of the outstanding equity interests of the Company in the Business Combination, the Company will be treated as the accounting acquirer for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of the Company issuing shares for the net assets of Haymaker, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of the Company.

Hope Acquisition

On April 28, 2026, the Company, through its subsidiaries, completed the acquisition of 100% of the membership interests of Hope Concrete, LLC, a Texas limited liability company and its subsidiaries, Lafayette Concrete Division LLC, a Louisiana limited liability company, and Baton Rouge Concrete Division LLC, a Louisiana limited liability company (collectively, the “Hope Companies”) pursuant to a Membership Interest Purchase Agreement with the sellers. Total consideration consisted of (i) 220,007 shares of the Suncrete’s Class A common stock issued to one seller, (ii) 69,511 shares of nonvoting Class B common stock of a subsidiary of Suncrete issued to another seller, exchangeable for an aggregate of 695,110 shares of the Suncrete’s Class A common stock, and (iii) approximately $39.4 million in cash, subject to customary adjustments. In addition, Suncrete paid $27.4 million to satisfy the debt obligations of Hope Concrete.

Louisiana Acquisition

On April 29, 2026, the Company completed the acquisition of a ready-mix concrete company in Louisiana. Total consideration consisted of (i) approximately $31.0 million in cash paid at closing, (ii) 259,291 shares of the Suncrete’s Class A common stock issued to the sellers and (iii) contingent earnout consideration of up to $10.0 million based on the achievement of specified performance targets over a five-year period following closing. The earnout may be paid, at the Suncrete’s election, in cash or shares of the Suncrete’s Class A common stock, subject to certain limitations.

Nelson Bros. Acquisition

On May 6, 2026, the Company, through its subsidiary Hope Concrete, LLC, completed the acquisition of 100% of the membership interests of Nelson Bros. Ready Mix, LLC, a Texas limited liability company and its subsidiary, R & R Trucking LLC, a Texas limited liability company (collectively, the “Nelson Companies”) pursuant to a Membership Interest Purchase Agreement with the sellers. Total consideration consisted of (i) 1,296,456 shares of the Suncrete’s Class A common stock issued to the sellers and (ii) approximately $42.3 million in net cash paid at closing. In addition, the sellers may receive contingent earnout consideration of up to $18.0 million based on the achievement of certain trailing twelve-month materials spread targets during the five-year period following closing, with up to 50% of any earnout payable, at the Suncrete’s election, in shares of the Suncrete’s Class A common stock, subject to applicable limitations.

Thunder Acquisition

On October 17, 2025, Eagle entered into an equity and asset purchase and contribution agreement (the “Equity and Asset Purchase and Contribution Agreement”) with SRM, Inc., an Oklahoma corporation (“Schwarz Ready Mix”), SRM Leasing, LLC, an Oklahoma limited liability company (“Schwarz Leasing”), Schwarz Sand, LLC an Oklahoma limited liability company (“Schwarz Sand,” and together with Schwarz Leasing and Schwarz Ready Mix, the “Schwarz Entities”), the equity holders of Schwarz Ready Mix and Schwarz Leasing, the equity holders of Schwarz Sand, certain other transaction beneficiaries, and Schwarz Ready Mix, in its capacity as a representative of the selling parties. Pursuant to the Equity and Asset Purchase and Contribution Agreement, Eagle acquired substantially all of the assets of Schwarz Ready Mix and Schwarz Leasing and all of the issued and outstanding equity interests of Schwarz Sand (collectively, the “Thunder Acquisition”). The aggregate purchase price included $97.0 million in cash consideration ($74.3 million paid at closing and $22.7 million deferred until June 30, 2026) and 20,000,000 Company Preferred Units issued to the sellers as rollover equity.

Credit Agreement Amendments

On March 31, 2026, the Company entered into the Second Amendment (the “Second Amendment”) to the Credit Agreement. The Second Amendment, among other things, (i) provides consent to the consummation of the Business Combination and related transactions, including the redemption and conversion of certain equity interests, (ii) permits equity issuances in connection with the transaction, including PIPE financing and other share issuances, (iii) amends and restates the Credit Agreement, and (iv) updates certain collateral and organizational provisions in connection with the transaction.

On April 7, 2026, the Company entered into a Limited Consent and Third Amendment (the “Third Amendment”) to the Credit Agreement with its lenders and administrative agent. The Third Amendment, among other things, (i) provided lender consent for the consummation of the Company’s business combination transaction, including a prepaid forward transaction entered into in connection therewith, (ii) modified certain financial covenant definitions and calculations, including the Consolidated Fixed Charge Coverage Ratio, and (iii) updated certain collateral and administrative provisions of the Credit Agreement.

On April 28, 2026, Suncrete and certain of the Company’s subsidiaries entered into the Fourth Amendment (the “Fourth Amendment”) to the Credit Agreement. The Fourth Amendment, among other things, permits the consummation of certain acquisitions, including the joinder to the Amended Credit Agreement of Purchaser Holdco, which was formed in connection with the Hope Acquisition.

Components of Our Results of Operations

Revenues

We generate revenue primarily from the production and delivery of ready-mix concrete. Revenue is recognized at a point in time when control of the product has transferred to the customer, typically upon delivery to the job site. Our concrete is sold under short-term purchase orders or master service agreements. Revenue is driven by the volume of cubic yards delivered, the average sales price per cubic yard and the type of concrete mix required for the job. Our pricing strategy also incorporates value-added services, including specialized admixtures, customized mix formulations and on-site quality control. Our sales are sensitive to fluctuations in construction activity across the public infrastructure, commercial and residential sectors. Seasonality and weather can also impact delivery schedules and job site activity, particularly during the winter months.

Cost of Goods Sold

Cost of goods sold consists of all materials and direct costs associated with the production and delivery of concrete. This includes cement, fly ash, aggregates, admixtures, plant labor, equipment maintenance, truck driver wages, fuel, permits and tags, and other plant-level expenses. Cost of goods sold also includes depreciation of production-related property. Costs may fluctuate based on raw material pricing, labor availability, and plant utilization rates.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) include corporate and regional administrative costs such as salaries and benefits for administrative personnel, insurance, rent, professional services, and IT and compliance-related expenses. SG&A also includes amortization of customer relationship intangibles and depreciation of property and equipment not directly attributable to production, and other recurring overhead costs.

Gross Profit

Gross profit represents revenues less cost of goods sold. Gross profit is impacted by a combination of delivered volumes, realized pricing, mix of projects, and cost structure. Our gross margin can fluctuate based on weather conditions, seasonality, raw material costs, and our ability to effectively utilize plant and fleet capacity. Periods with higher delivered volumes generally allow for stronger fixed cost absorption, which enhances gross margin, while lower volumes can result in higher per-unit costs and margin compression.

Acquisition-related Costs

Acquisition-related costs primarily consist of costs incurred in connection with acquisitions, integration activities, and other strategic or capital markets initiatives. These costs are expensed as incurred and may fluctuate significantly between periods depending on the level and timing of acquisition and financing activity.

Other Income (Expense)

Other income (expense) primarily consists of interest expense and other non-operating items. Interest expense relates mainly to borrowings under the Term Loan and the Revolving Loan and includes the amortization of debt issuance costs. Interest expense is presented net of immaterial interest income, and no material amounts of interest were capitalized during the periods presented. Other non-operating expenses include miscellaneous non-operating items that are not directly related to the Company’s core operating activities.

Key Performance Indicators and Non-GAAP Financial Measures

In addition to the operating metrics discussed above, we regularly monitor certain key performance indicators, including net income (loss), as well as certain non-GAAP financial measures to evaluate our operating performance.

Adjusted EBITDA represents net income (loss) before interest expense, net, depreciation and amortization, and further adjusted to exclude certain non-cash or non-operating items that management does not consider indicative of the Company’s core operating performance. Such adjustments include share-based compensation expense, acquisition-related costs, and public company readiness costs. Management believes excluding these costs provides investors with a clearer view of underlying operating performance. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.

Management uses these measures as key performance indicators to evaluate the Company’s operating performance and assess trends, and believes they are also frequently used by securities analysts, investors, and other parties to evaluate companies in our industry. Management believes these non-GAAP measures enhance investors’ understanding of the Company’s operating performance and facilitate meaningful period-to-period comparisons. These measures have limitations as analytical tools and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. Our calculation of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly named measures reported by other companies. Potential differences may include differences in capital structures, tax positions and the age and book depreciation of intangible and tangible assets.

The following tables present a reconciliation of net income (loss) to Adjusted EBITDA (in thousands):

	Three months ended
	March 31, 2026	March 31, 2025
Net income (loss)	$(1,748)	$1,067
Plus:
Interest expense, net	4,015	2,608
Depreciation and amortization expense	6,650	4,119
Share-based compensation expense	137	129
Acquisition-related costs(1)	956	—
Public company readiness(2)	161	196

Adjusted EBITDA	$10,171	$8,119

Revenues	$61,829	$37,739
Net income margin	(2.8)%	2.8%
Adjusted EBITDA margin	16.5%	21.5%

(1)	Represents legal and advisory fees incurred in connection with acquisitions.
(2)

Represents professional service costs incurred in connection with acquisition-related technical accounting and advisory support, as well as incremental costs to support the Company’s preparation for becoming a public company (e.g., resources to facilitate public company readiness).

Results of Operations

Three months ended March 31, 2026 and 2025

The following table summarizes the Company’s operating results for the periods indicated (in thousands):

	Three months ended		2026 compared to 2025
	March 31, 2026	March 31, 2025	Change ($)	Change (%)
Revenues	$61,829	$37,739	$24,090	64%
Cost of goods sold	42,056	24,365	17,691	73%

Gross profit	19,773	13,374	6,399	48%

Operating expenses:
Selling, general, and administrative expenses	16,624	9,634	6,990	73%
Acquisition-related costs	956	—	956	N/A
(Gain) loss on disposal of assets, net	—	80	(80)	(100)%

Total operating expenses	17,580	9,714	7,866	81%

Operating income	2,193	3,660	(1,467)	(40)%

Other expense:
Other expenses	74	15	59	393%
Interest expense, net	(4,015)	(2,608)	(1,407)	54%

Total other expense	(3,941)	(2,593)	(1,348)	52%

Net income (loss)	$(1,748)	$1,067	$(2,815)	(264)%

Revenue

Revenue was $61.8 million for the three months ended March 31, 2026 compared to $37.7 million in the same period in 2025, an increase of $24.1 million, or 64%. The increase was primarily attributable to approximately $18.3 million of revenue contributed by the Thunder Acquisition, which expanded the Company’s production capacity, geographic footprint and delivery network in central Oklahoma. The remaining increase was primarily driven by strong demand within the Company’s legacy operations and more favorable weather conditions compared to the prior year period. Realized pricing also slightly increased during the first quarter of 2026, supported by contractual resets, surcharges and favorable project mix in key delivery zones.

Cost of Goods Sold

The following table presents our costs of goods sold and costs of goods sold as a percentage of revenue for the periods indicated (in thousands):

	Three months ended March 31,		2026 compared to 2025
	2026	2025	Change ($)	Change (%)
Cost of goods sold	$42,056	$24,365	$17,691	73%
As a percentage of revenue	68.0%	64.6%

Cost of goods sold was $42.1 million, or 68.0% of revenue, for the three months ended March 31, 2026 compared to $24.4 million, or 64.6% of revenue, for the three months ended March 31, 2025. The increase was primarily attributable to the inclusion of the Thunder Acquisition, which contributed approximately $11.6 million of additional cost of goods sold, along with higher activity levels during the quarter. Cost of goods sold as a percentage of revenue increased compared to the prior year period primarily due to higher material and operating costs within the acquired Thunder operations as the Company continues to integrate the acquisition, including aligning mix designs and procurement practices across the acquired operations.

Gross Profit

The following table presents our gross profit and gross profit as a percentage of revenue for the periods indicated (in thousands):

	Three months ended March 31,		2026 compared to 2025
	2026	2025	Change ($)	Change (%)
Gross Profit	$19,773	$13,374	$6,399	48%
As a percentage of revenue	32.0%	35.4%

Gross profit was $19.8 million, or 32.0% of revenue, for the three months ended March 31, 2026 compared to $13.4 million, or 35.4% of revenue, for the three months ended March 31, 2025. The increase in gross profit was primarily attributable to the Thunder Acquisition, which contributed approximately $6.7 million of gross profit during the quarter, along with increased activity levels. Gross profit as a percentage of revenue decreased compared to the prior year period primarily due to higher material and operating costs within the acquired Thunder operations as the Company continues to integrate the acquisition, including aligning mix designs and procurement practices across the acquired operations. Gross margins were also impacted by higher depreciation expense associated with the fair value step-up of property, plant and equipment recognized in connection with the Thunder Acquisition.

Operating Expenses

Selling, General, and Administrative Expenses (“SG&A expenses”)

SG&A expenses increased for the three months ended March 31, 2026 compared to the same period in 2025, primarily due to the inclusion of the Thunder Acquisition, which contributed approximately $6.5 million of additional SG&A expenses during the quarter. The increase also reflected higher payroll expenses and maintenance and repair expenses due to increased headcount and the expanded size of our operations fleet following the acquisition. Amortization of customer relationship intangibles and depreciation associated with the fair value step-up of property, plant and equipment recorded in connection with the Thunder Acquisition also contributed to the increase. Additionally, SG&A expenses included affiliated consultant compensation, professional services costs, and other expenses incurred to support our transition to a public company environment.

Acquisition-related costs

Acquisition-related costs increased for the three months ended March 31, 2026 compared to the same period in 2025 primarily due to due diligence and professional fees incurred in connection with the Company’s ongoing de-SPAC and public-company readiness efforts.

(Gain) Loss on Disposal of Assets

Loss on disposal of assets decreased during the three months ended March 31, 2026 compared to the same period in 2025 due to asset disposal activity recognized in the prior year period with no similar activity during the current year period.

Other Income (Expense)

Other income (expenses)

Other income increased for the three months ended March 31, 2026 compared to the same period in 2025. Activity during the period was consistent with typical non-operating charges incurred in the ordinary course.

Interest Expense, Net

Interest expense increased for the three months ended March 31, 2026 compared to the same periods in 2025 primarily due to the increased interest incurred on the Term Loan and Revolving Loan amendments that were entered into in connection with the Thunder Acquisition, which resulted in higher average borrowings during the period. Interest income was immaterial, and no material amounts of interest were capitalized.

Net income (loss)

Net loss was $1.8 million during the three months ended March 31, 2026 compared to net income of $1.1 million during the three months ended March 31, 2025. The change in net income (loss) between periods was primarily driven by the factors discussed above.

Adjusted EBITDA

Adjusted EBITDA was $10.2 million and Adjusted EBITDA margin was 16.5% for the three months ended March 31, 2026 compared to $8.1 million and 21.5% for the three months ended March 31, 2025. The increase in Adjusted EBITDA was primarily attributable to the Thunder Acquisition and increased activity levels during the quarter. Adjusted EBITDA margin decreased compared to the prior year period primarily due to higher material and operating costs within the acquired Thunder operations as the Company continues to integrate the acquisition, including aligning mix designs and procurement practices across the acquired operations. Margins were also impacted by increased overhead and professional service costs incurred to support the Company’s transition to a public company.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary needs for cash are for potential acquisitions and payment of contractual obligations, including debt, working capital obligations and acquisitions. Our primary sources of liquidity have historically been cash flows generated from operating activities and borrowings under our Revolving Loan. As of March 31, 2026 and December 31, 2025, we had a net working capital surplus of $0.6 million and $0.1 million, respectively. The decrease in working capital at March 31, 2026 and December 31, 2025 was primarily driven by the classification of the $22.7 million deferred payment related to the Thunder Acquisition as a current liability, which is expected to be funded through a combination of operating cash flows and availability under the Revolving Loan. Our collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. Our cash balances totaled $6.3 million as of both, March 31, 2026 and December 31, 2025.

We budget annually for both maintenance and growth capital expenditures. Maintenance capital expenditures are fairly predictable and represent routine reinvestments required to sustain our current operations, including mixer and haul truck replacements, plant repairs and other recurring equipment and fleet needs typical of the ready-mix industry. By contrast, growth capital expenditures are discretionary and can fluctuate depending on the timing and scale of opportunities to expand within our existing footprint, such as new plant construction, capacity additions or targeted fleet expansion. Acquisition capital expenditures, such as the purchase of new plants or other strategic assets, are not part of our recurring capital program and require approval from our board of directors.

The ultimate amount of our future capital expenditures will depend upon a variety of factors, including raw material and equipment pricing, construction activity levels in our markets and the availability of attractive opportunities to support growth.

As of March 31, 2026, we had cash and cash equivalents of $6.3 million and available capacity under the Revolving Loan of $22.5 million, net of a $0.5 million letter of credit. We believe that our cash flows from operations will be sufficient to fund our operations and planned maintenance capital expenditures for at least the next 12 months. However, the timing and amount of future growth or acquisition capital expenditures remain subject to market conditions, board approval and other variables outside of our control.

Cash requirements for known contractual and other obligations

The following table presents significant cash requirements for known contractual and other obligations as of March 31, 2026 (in thousands):

	Short-term	Long-term	Total
Term Loan(1)	$14,094	$177,656	$191,750
Deferred payment(2)	22,700	—	22,700
Operating lease commitments(3)	1,050	8,437	9,487
Equipment Loan(4)	1,136	4,259	5,395
Equipment Term Loan(1)	125	2,344	2,469
Revolving Loan(1)	—	2,000	2,000

Total	$39,105	$194,696	$233,801

(1)

Amounts presented do not include interest expense as it is a floating rate and we cannot determine with accuracy the future interest rates we will be charged. As of March 31, 2026 the outstanding balance under both our Term Loan and Revolving Loan was subject to an interest rate of 7.3% and the Equipment Term Loan was subject to an interest rate of 7.0%.

(2)	Amounts presented represent deferred payment as part of the Thunder Acquisition.
(3)	Amounts presented include both minimum lease payments and imputed interest.
(4)	Amounts presented include both principal and interest obligations.

Cash Flows

The following table summarizes our cash flows for the periods indicated (amounts in thousands):

	Three months ended March 31,		2026 compared to 2025
	2026	2025	Change ($)	Change (%)
Net cash provided by (used in):
Operating activities	$7,177	$4,442	$2,735	62%
Investing activities	(1,193)	(290)	(903)	311%
Financing activities	(6,041)	(6,415)	374	(6)%

Net increase (decrease) in cash and cash equivalents	$(57)	$(2,263)	$2,206	(97)%

Cash Flows Provided by Operating Activities

Net cash provided by operating activities increased during the three months ended March 31, 2026 compared to the same period in 2025. The increase was primarily attributable to the inclusion of the Thunder Acquisition and increased activity levels during the quarter. Operating cash flows were partially offset by increased overhead and professional service costs incurred to support the Company’s transition to a public company, as well as interest payments related to the Company’s Term Loan and Revolving Loan.

Cash Flows Used in Investing Activities

Net cash used in invest activities increased for the three months ended March 31, 2026, compared to the same period in 2025, due to additions to property, plant and equipment of $1.2 million during the period. During the three months ended March 31, 2025 additions to property, plant and equipment of $0.3 million, which were partially offset by approximately $48,000 of proceeds from asset sales.

Cash Flows Provided (Used in) Financing Activities

For the three months ended March 31, 2026, net cash used in financing activities was $6.0 million compared to cash used in financing activities of $6.4 million for the same period in 2025. Notable 2026 activity includes (i) payments on our outstanding debt of $5.8 million, (ii) borrowings of debt of $4.5 million, (iii) $4.1 million of deferred financing charges and (iv) $0.6 million of distribution to member. For further discussion our financing activities related to debt instruments, see Note 8 in our financial statements.

Debt Agreements

Term Loan

We entered into a credit agreement with Bank of America, N.A., as administrative agent and certain lenders party thereto (the “Lenders”) on July 29, 2024 (the “Credit Agreement”) providing for a five-year $130.0 million term loan agreement (“Initial Term Loan”) and amended the Credit Agreement on October 17, 2025 (“Loan Amendment”) to increase the Initial Term Loan by $75.0 million (as amended, the “Term Loan”). Proceeds from the Initial Term Loan were used to partially fund the Concrete Acquisition and proceeds from the Loan Amendment were used to fund the cash portion of the Thunder Acquisition.. The Term Loan is secured by a first lien on substantially all personal property assets (“Collateral”), and the Lenders have the right in the future to request liens on any real property with an appraised value in excess of $2.0 million (“Material Real Property”). The Term Loan matures on July 29, 2029, at which time all advances are required to be paid in full. Interest accrues at the Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.75% to 3.50%, resulting in an effective interest rate of approximately 7.3% as of both March 31, 2026 and December 31, 2025.

On March 25, 2026, we entered into the Second Amendment to, among other things, permit the consummation of the Business Combination and giving effect to the closing of the Business Combination, to add Suncrete and SPAC as guarantors under the Amended Credit Agreement. On April 7, 2026, we and, giving effect to the closing of the Business Combination, Suncrete and SPAC, entered into the Third Amendment to, among other things, permit the forward purchase agreement entered into in connection with the Business Combination. On April 28, 2026, we entered into the Fourth Amendment to, among other things, permit the consummation of certain acquisitions, including the joinder to the Credit Agreement of Purchaser Holdco.

Principal payments are due on the last day of each calendar quarter, as set forth below (in thousands):

December 31, 2025 through June 30, 2026	$2,563
September 30, 2026 through June 30, 2027	$3,844
September 30, 2027 and thereafter	$5,125

Revolving Loan

The Credit Agreement also provided for a revolving loan (“Revolving Loan”) with a commitment and borrowing base of $15.0 million. The Loan Amendment increased the commitment and borrowing base for the Revolving Loan by $10.0 million, for a total of $25.0 million available. The Revolving Loan is secured by the Collateral, and the Lenders have the right in the future to request liens on Material Real Property. Balances outstanding under the Revolving Loan bear interest at the SOFR plus an applicable margin ranging from 2.75% to 3.50%, which was 7.3% and 7.4% as of March 31, 2026 and December 31, 2025. Principal and any accrued interest is due at maturity on July 29, 2029. At December 31, 2025, the Company had $3.0 million of borrowings outstanding under the Revolving Loan. In addition, a letter of credit in the amount of $0.5 million was outstanding, leaving $21.5 million available under the Revolving Loan. As of March 31, 2026, the Company had $2.0 million of borrowings outstanding under the Revolving Loan. In addition, a letter of credit in the amount of $0.5 million was outstanding, leaving $22.5 million available under the Revolving Loan.

Covenants

The Credit Agreement includes customary affirmative and negative covenants that restrict our ability to, among other things, incur additional indebtedness, create liens, make certain investments, pay dividends and enter into sale-leaseback transactions, subject to customary exceptions. In addition, the agreement contains financial covenants, including a Consolidated Senior Leverage Ratio that must not exceed a specified threshold and a Fixed Charge Coverage Ratio that must exceed a specified minimum threshold. Both financial covenants are tested on a quarterly basis only if availability under the Revolving Loan falls below a defined minimum level. We were in compliance with all applicable financial and non-financial covenants as of March 31, 2026.

Equipment Notes

On December 30, 2025, we entered into an equipment financing facility (“Master Equipment Loan Agreement”) with Eagle Redi-Mix Concrete, LLC, Ram Transportation, LLC and Concrete Partners, LLC as co-borrowers which will provide for equipment to be financed pursuant to terms to be agreed upon and evidenced by promissory notes (“Equipment Notes”) to be entered into in the ordinary course of business on customary market terms. The Equipment Notes will be secured by the financed equipment.

As part of the Master Equipment Loan Agreement, we entered into a five-year $4.8 million equipment security note (“Equipment Loan”) on December 30, 2025. Proceeds from the Equipment Loan were used to purchase concrete mixer equipment. As of March 31, 2026, the Company had $4.6 million outstanding on the Equipment Loan. The Equipment Loan bears interest at 6.6% per annum and matures on December 31, 2030.

Equipment Term Loan

On January 6, 2026, the Company entered into an Equipment Term Loan Credit Agreement (the “Equipment Term Loan”) providing for a $2.5 million term loan to finance the purchase of equipment. Borrowings under the Equipment Term Loan bear interest at a floating base rate, determined as the highest of (i) the federal funds rate plus 0.50%, (ii) the lender’s prime rate, or (iii) Term SOFR plus 1.00%. As of March 31, 2026, the applicable interest rate was 7.0%. As of March 31, 2026, the Company had $2.5 million outstanding on the Equipment Term Loan. The Equipment Term Loan matures on December 31, 2030.

Future Financings

We also anticipate entering into customary interest rate hedging arrangements from time to time as appropriate with one or more of the Lenders under our Credit Agreement to address risks of interest rate fluctuations. Our obligations under such arrangements will be secured by the Collateral.

Predecessor Loans

On April 13, 2018, Schwarz Ready Mix, Schwarz Leasing and Schwarz Sand entered into a secured $4.5 million purchase money promissory note, bearing interest at a fixed rate of 4.75% per annum and providing for monthly installments of principal payments. The note was repaid in full on March 5, 2025, prior to the consummation of the Thunder Acquisition, and was not assumed by the Company.

On May 30, 2018, Schwarz Ready Mix and Schwarz Sand entered into a secured Revolving Line of Credit evidenced by a promissory note (“Revolver Note”) for $3.0 million, which Revolver Note and Revolving Line of Credit were amended from time to time to provide for a final maturity date of June 30, 2026. Amounts outstanding under the Revolver Note accrued interest at a variable rate of interest per annum equal to the prime rate as published from day to day in the Wall Street Journal, but never less than 4.75% per annum. Amounts outstanding under the Revolver Note were secured by security interests in all assets of Schwarz Ready Mix and Schwarz Sand, including mortgages on certain Texas real property. The Revolver Note provided for repayments of principal through sweep account provisions requiring certain cash collections to be applied to repay the outstanding loan amounts. All outstanding amounts under the Revolver Line of Credit and Revolver Note were fully repaid prior to the consummation of the Thunder Acquisition on October 17, 2025.

On July 24, 2020, Schwarz Ready Mix and Schwarz Sand entered into a secured $2.9 million promissory note, bearing interest at a fixed rate of 3.75% per annum and providing for monthly installments of principal payments. The note was repaid in full prior to the consummation of the Thunder Acquisition and was not assumed by the Company.

On March 22, 2022, Schwarz Ready Mix, Schwarz Leasing and Schwarz Sand entered into a secured $2.5 million purchase money promissory note, bearing interest at a fixed rate of 3.5% per annum and providing for monthly installments of principal payments. The note was repaid in full prior to the consummation of the Thunder Acquisition and was not assumed by the Company.

On March 12, 2024, Schwarz Ready Mix, Schwarz Leasing and Schwarz Sand entered into a secured $3.0 million revolving credit promissory note, bearing interest at a fixed rate of 8.0% per annum and providing for monthly installments of principal payments. The note was repaid in full prior to the consummation of the Thunder Acquisition and was not assumed by the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates, and changes in these estimates are recorded when known. The accounting estimates and assumptions we consider to be the most significant to the financial statements are discussed below.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and liabilities assumed in business combinations.

For purposes of the goodwill impairment assessment, assets are grouped into “reporting units.” A reporting unit is either an operating segment or a component of an operating segment, depending on how similar the components of the operating segment are to each other in terms of operational and economic characteristics.

As of December 31, 2025, we had one reporting unit for goodwill impairment testing purposes, which aligns with our single operating segment. We perform a qualitative assessment of relevant events and circumstances to evaluate the likelihood of goodwill impairment. If it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we perform a quantitative analysis to determine the fair value of the reporting unit. If the fair value is less than the carrying amount, an impairment loss is recognized in an amount equal to the excess of the carrying value of goodwill over its implied fair value, limited to the total goodwill allocated to the reporting unit.

We performed a qualitative assessment as of December 31, 2025, to determine whether it was more likely than not that the fair value of the reporting unit was greater than the carrying value of the reporting unit. Based on these qualitative assessments, we determined that the fair value of our reporting unit was more likely than not greater than the carrying value of the reporting units. As a result, no impairment of goodwill was recorded during any of the periods in the accompanying condensed consolidated financial statements.

Redeemable Preferred Units (Mezzanine Equity)

We have Senior Preferred and Preferred Units that are classified as mezzanine equity because certain redemption features are not solely within the Company’s control. These instruments are initially recorded at fair value and subsequently remeasured to their maximum redemption value at each reporting date, with accretion recorded through equity (and reflected as a reduction to net income attributable to common, as applicable). In 2025, aggregate accretion on the Senior Preferred and Preferred Units totaled $13.1 million. Because these instruments are deemed currently redeemable and are remeasured to their maximum redemption value, changes in capital structure or redemption provisions could significantly affect the amount of accretion recorded in future periods.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is assessed based on the undiscounted future cash flows expected to result from the use and eventual disposition of the asset group. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds its fair value.

As of December 31, 2025, the carrying amount of property, plant and equipment was approximately $152.8 million, customer relationship intangibles totaled $71.4 million, and indefinite-lived trade name assets totaled $24.8 million. We evaluated our long-lived assets as of December 31, 2025 for indicators of impairment and concluded that no impairment existed. To the extent impairment indicators were present, the estimated undiscounted cash flows for the applicable asset groups exceeded the carrying amounts by a substantial margin.

No impairment charges were recognized during the three months ended March 31, 2026 and March 31, 2025. We will continue to monitor for potential triggering events in future periods, including changes in market conditions, operating performance, or utilization levels.

Business Combination Accounting

We account for business combinations using the acquisition method of accounting in accordance with ASC 805, which requires us to recognize the identifiable tangible and intangible assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, other than leases and contract assets and liabilities acquired in connection with business combinations. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

We may adjust the amounts recognized in an acquisition during a measurement period after the acquisition date. Any such adjustments are the result of subsequently obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to goodwill, if any, recognized in the transaction. The cumulative impact of measurement period adjustments on depreciation, amortization and other income statement items is recognized in the period the adjustment is determined. The measurement period ends once we have obtained all necessary information that existed as of the acquisition date but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period, unless as a result of an error, are recorded through earnings.

Determining the fair values of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions. We engage third-party appraisal firms when appropriate to assist in the fair value determination of assets acquired and liabilities assumed. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

As part of the Thunder Acquisition completed in 2025, total purchase consideration was approximately $115.1 million, consisting of $95.1 million in cash and $20.0 million in equity. The allocation of purchase consideration was primarily to property, plant and equipment, customer relationship intangibles, trade name, and working capital, with no goodwill recognized. The fair value determination involved the use of Level 3 inputs such as forecasted cash flows and discount rates.

The estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions. Additionally, the amounts assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can significantly affect our results of operations.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels:

•	Level 1: Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

•

Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means.

•	Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3).

EFFECTS OF INFLATION AND PRICING

Given the cyclical nature of our industry, demand for and costs of service providers, as well as inflationary pressure in the broader economy, may adversely affect the prices we pay for various goods and services. The global economy is currently experiencing significant inflationary pressures resulting from rising commodities costs, tightening labor markets and supply chain shortages, as well as certain ongoing geopolitical conflicts. The Company has also experienced fluctuations in fuel prices, although impacts have generally been mitigated through pricing actions and fuel surcharges and have not had a material impact on operating results. We continue to monitor the situation and assess its impact on our business. We expect to continue to build on our technical expertise and operational efficiencies and synergies to mitigate inflationary and cost pressures as they may arise.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands income tax disclosure requirements, including enhanced rate reconciliation and income taxes paid disclosures. The standard is effective for fiscal years beginning after December 15, 2024, and is to be applied prospectively. As a limited liability company, we currently operate as a pass-through entity and do not expect a material impact upon adoption.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires additional disaggregated disclosure of prescribed expense categories. The standard is effective for fiscal years beginning after December 15, 2026, and is to be applied prospectively. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

Exhibit 99.3

HAYMAKER ACQUISITION CORP. 4

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$21,441	$4,325
Prepaid expenses	7,676	34,676

Total current assets	29,117	39,001
Cash and marketable securities held in Trust Account	261,707,498	258,240,938

TOTAL ASSETS	$261,736,615	$258,279,939

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT:
Current liabilities:
Accrued expenses	$4,597,671	$2,251,028
WCL Promissory Note - related party	1,591,561	1,059,879
Extension Promissory Note	3,375,000	2,250,000

Total current liabilities	9,564,232	5,560,907
Subscription Agreement liability	25,903,614	9,075,000
Deferred underwriting fee payable	8,650,000	8,650,000

Total Liabilities	44,117,846	23,285,907

Commitments and Contingencies
Class A Ordinary Shares subject to possible redemption, $0.0001 par value, 22,627,899 shares issued and outstanding as of March 31, 2026 and December 31, 2025 at redemption values of $11.57 and $11.41 per share, respectively	261,707,498	258,240,938
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding as of March 31, 2026 and December 31, 2025	—	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 797,600 shares issued and outstanding (excluding 22,627,899 shares subject to possible redemption) as of March 31, 2026 and December 31, 2025	80	80
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 issued and outstanding as of March 31, 2026 and December 31, 2025	575	575
Additional paid-in capital	—	—
Accumulated deficit	(44,089,384)	(23,247,561)

Total Shareholders’ Deficit	(44,088,729)	(23,246,906)

TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$261,736,615	$258,279,939

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAYMAKER ACQUISITION CORP. 4

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended March 31,
	2026	2025
General and administrative expenses	$2,828,209	$298,970
General and administrative expenses - related party	60,000	60,000

Loss from operations	(2,888,209)	(358,970)
Other (loss) income:
Interest earned on cash and marketable securities held in Trust Account	2,341,560	2,634,676
Change in FV of Subscription Agreement Liability	(16,828,614)	—

Total other (loss) income, net	(14,487,054)	2,634,676

Net (loss) income	$(17,375,263)	$2,275,706

Weighted average shares outstanding of Class A Ordinary Shares subject to possible redemption, basic and diluted	22,627,899	23,000,000

Basic and diluted net (loss) income per share, Class A Ordinary Shares subject to possible redemption	$(0.60)	$0.08

Weighted average shares outstanding of non-redeemable Class A and Class B Ordinary Shares, basic and diluted	6,547,600	6,547,600

Basic and diluted net (loss) income per share, non-redeemable Class A and Class B Ordinary Shares	$(0.60)	$0.08

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAYMAKER ACQUISITION CORP. 4

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2026

	Ordinary Shares						Total
	Class A		Class B		Additional	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance at December 31, 2025	797,600	$80	5,750,000	$575	$—	$(23,247,561)	$(23,246,906)
Accretion of Class A Ordinary Shares to redemption amount	—	—	—	—	—	(3,466,560)	(3,466,560)
Net loss	—	—	—	—	—	(17,375,263)	(17,375,263)

Balance at March 31, 2026 (unaudited)	797,600	$80	5,750,000	$575	$—	$(44,089,384)	$(44,088,729)

FOR THE THREE MONTHS ENDED MARCH 31, 2025

	Ordinary Shares						Total
	Class A		Class B		Additional	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance at December 31, 2024	797,600	$80	5,750,000	$575	$—	$(9,160,550)	$(9,159,895)
Accretion of Class A Ordinary Shares to redemption amount	—	—	—	—	—	(2,634,676)	(2,634,676)
Net income	—	—	—	—	—	2,275,706	2,275,706

Balance at March 31, 2025 (unaudited)	797,600	$80	5,750,000	$575	$—	$(9,519,520)	$(9,518,865)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAYMAKER ACQUISITION CORP. 4

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025
Cash Flows from Operating Activities:
Net (loss) income	$(17,375,263)	$2,275,706
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(2,341,560)	(2,634,676)
Change in fair value of Subscription Agreement liability	16,828,614	—
Changes in operating assets and liabilities:
Prepaid expenses	27,000	74,207
Accrued expenses	2,346,643	214,789

Net cash used in operating activities	(514,566)	(69,974)

Cash Flows from Investing Activities:
Payment of extension fee into Trust Account	(1,125,000)	—

Net cash used in investing activities	(1,125,000)	—
Cash Flows from Financing Activities:
Proceeds from WCL Promissory Note - related party	1,656,682	—

Net cash provided by financing activities	1,656,682	—

Net Change in Cash	17,116	(69,974)
Cash - Beginning of period	4,325	101,126

Cash - End of period	$21,441	$31,152

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

Haymaker Acquisition Corp. 4 (the “Company”) was a blank check company incorporated in the Cayman Islands on March 7, 2023. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). The Company was not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company was an early stage and emerging growth company and, as such, the Company was subject to all of the risks associated with early stage and emerging growth companies.

Business Combination

On April 8, 2026, the Company consummated the previously announced business combination pursuant to the Business Combination Agreement dated October 9, 2025, among the Company, Haymaker Merger Sub I, Inc., Haymaker Merger Sub II, LLC and Concrete Partners Holding, LLC (“Suncrete”). In connection with the transaction, Haymaker domesticated from the Cayman Islands to the State of Delaware and changed its name to Suncrete, Inc.

Immediately following the domestication, Merger Sub I merged with and into Haymaker, with Haymaker surviving as a wholly owned subsidiary of the Company, and subsequently, Merger Sub II merged with and into Suncrete, with Suncrete surviving as a wholly owned subsidiary of the Company (collectively, the “Business Combination”).

In connection with the closing of the Business Combination, the Company issued shares of Class A and Class B common stock to former equity holders of Suncrete, completed previously disclosed PIPE financing transactions, and issued 26,000 shares of Series A Convertible Perpetual Preferred Stock in exchange for Suncrete senior preferred units. In addition, holders of 12,628,150 public shares exercised their redemption rights for approximately $11.57 per share.

Following the closing of the Business Combination, the Company’s Class A common stock commenced trading on the Nasdaq Global Market under the symbol “RMIX” on April 9, 2026. As of the closing date, there were 46,879,768 shares of Class A common stock and 23,714,609 shares of Class B common stock issued and outstanding.

Business Prior to the Business Combination

Prior to the Business Combination, the Company had a direct wholly-owned subsidiary, Suncrete, Inc., a Delaware corporation (“PubCo”), and Pubco had two direct wholly-owned subsidiaries: (i) Haymaker Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and (ii) Haymaker Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) Pubco was formed solely in contemplation of the proposed Business Combination with Suncrete, Inc. (the “Suncrete Business Combination”). The Merger Subs have not commenced any operations and have only nominal assets and no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Suncrete Business Combination.

As of March 31, 2026, the Company had not commenced any operations. All activity for the period from March 7, 2023 (inception) through March 31, 2026 relates to the Company’s formation and the initial public offering consummated on July 28, 2023 (the “Initial Public Offering”), and subsequent to the Initial Public Offering, identifying a target company for a Business Combination and consummating the acquisition of Suncrete, Inc.

The Registration Statement on Form S - 1 for the Initial Public Offering, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2023, as amended (File No. 333 - 273117), was declared effective on July 25, 2023 (the “IPO Registration Statement”). On July 28, 2023, the Company consummated the Initial Public Offering of 23,000,000 units (the “Public Units”), at price of $10.00 per Public Unit, including 3,000,000 Public Units (the “Option Units”) issued pursuant to the exercise of the underwriters’ over-allotment option in full (the “Over-Allotment Option”), generating gross proceeds of $230,000,000 (see Note 3). Each Unit consists of one of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”, and with respect to the Class A Ordinary Shares included in the Public Units, the “Public Shares”) and one-half of one redeemable warrant (each a “Public Warrant,” and together with the Private Placement Warrants (as defined below), the “Warrants”). Each whole Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of 797,600 Units (the “Private Placement Units” and, with respect to the shares of the Class A Ordinary Shares and warrants included in the Private Placement Units, the “Private Placement Shares” and “Private Placement Warrants”, respectively, and together with the Public Units, the “Units”) to Haymaker Sponsor IV LLC (the “Sponsor”) at a price of $10.00 per Private Placement Unit, generating gross proceeds of $7,976,000 (see Note 4).

Following the closing of the Initial Public Offering on July 28, 2023, an amount of $232,300,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a U.S.-based trust account (the “Trust Account”), with Continental Stock Transfer & Trust Company (“Continental”) acting as trustee, and will be invested only in U.S. government treasury obligations and/or held as cash or cash equivalents (including in demand deposit accounts) with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations and/or held as cash or cash items (including in a demand deposit account at bank), as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

Transaction costs related to the issuances described above amounted to $13,424,812, consisting of $4,000,000 of cash underwriting fees, $8,650,000 of deferred underwriting fees and $774,812 of other offering costs.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

The Company’s management (“Management”) has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of deferred underwriting discounts held in the Trust Account and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account, plus any interest income earned thereon and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon completion of a Business Combination with respect to the Warrants. These Public Shares were recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of such a Business Combination and, if the Company seeks shareholder approval, a majority of the Ordinary Shares (as defined in Note 2) voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Amended and Restated Articles”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Articles provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to waive redemption rights with respect to any Founder Shares and any Public Shares it may acquire during or after the Initial Public Offering in connection with the completion of Business Combination.

The Company has until July 28, 2026 (subject to monthly extensions pursuant to the 2025 Extension Amendment (as defined below), or until such earlier date as its board of directors (the “Board”) may approve, unless otherwise extended in accordance with the Amended and Restated Articles, to complete a Business Combination (the “Combination Period”).

The underwriters have agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the Trust Account assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

On July 24, 2025, the Company held the 2025 annual general meeting at which the Company’s shareholders approved a proposal to amend the Company’s amended and restated memorandum and articles of association which extended the date by which the Company has to consummate a Business Combination on a monthly basis for up to twelve times from July 28, 2025 to July 28, 2026, (the “2025 Extension Amendment”). As a result of the 2025 Extension Amendment, holders of 372,101 Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately $11.12 per share. Approximately $4,136,911 was removed from the Trust Account to redeem such shares and 23,425,499 Class A Ordinary Shares remain outstanding after the redemption has been effected. Upon payment of the redemption, approximately $251,570,445 remained in the Trust Account prior to any additional contribution made by the Sponsor pursuant to the 2025 Extension Promissory Note (as defined below).

In connection with the 2025 Extension Amendment, the Sponsor agreed to make monthly payments, each in an amount equal to the lesser of (i) $0.025 for each outstanding Class A Ordinary Share, and (ii) $375,000, directly to the Trust Account. In exchange for such contributions, the Company issued to the Sponsor an extension promissory note, in an aggregate principal amount of up to $4,500,000, on July 28, 2025 (the “2025 Extension Promissory Note”). The 2025 Extension Promissory Note bears no interest and is repayable by the Company to the Sponsor upon the earlier date of (i) the consummation of a Business Combination, and (ii) the last day the Company has to complete a Business Combination in accordance with the Company’s Amended and Restated Articles. Such date may be accelerated upon the occurrence of an “Event of Default” (as defined in the 2025 Extension Promissory Note). Any outstanding principal under the 2025 Extension Promissory Note may be prepaid at any time by the Company, at its election and without penalty. As of March 31, 2026 and December 31, 2025, the Company has no amount drawn on the 2025 Extension Promissory Note, respectively. On July 28, 2025, August 28, 2025 and September 30, 2025, extension contributions of $375,000 each were made by the Sponsor.

On October 9, 2025, the Company, Suncrete, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Pubco”), Merger Sub I, Haymaker Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Pubco (“Merger Sub II”), and Concrete Partners Holding, LLC, a Delaware limited liability company (“Concrete”), entered into a Business Combination Agreement, dated as of October 9, 2025 (the “Suncrete Business Combination Agreement”).

Concurrently with the execution and delivery of the Business Combination Agreement, the Company and Pubco entered into the subscription agreements with certain accredited investors and qualified institutional buyers (collectively, the “PIPE Investors”), pursuant to which, among other things, Pubco agreed to issue and sell to the PIPE Investors, in a private placement to close immediately prior to the closing of the merger between Merger Sub II and Suncrete (the “Acquisition Merger”), an aggregate of approximately $82.5 million in shares of Pubco Class A Common Stock and, in certain circumstances, Pre-Funded Common Stock Purchase Warrants to purchase Pubco Class A Common Stock (the “PIPE Investment”).

Going Concern and Liquidity

As of March 31, 2026, the Company had $21,441 in cash held outside of the Trust Account and a working capital deficit of $9,535,115. The Company’s obligations due within one year of the date the accompanying condensed consolidated financial statements are issued are expected to exceed those amounts. The Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the accompanying condensed consolidated financial statements are issued. Management plans to address this uncertainty through a Business Combination. The Company completed its Business Combination on April 8, 2026 with Suncrete, Inc., and has raised sufficient capital for its operations.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine, between the United States, Israel and Iran and others in the Middle East, and Southwest Asia or other armed hostilities. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of Management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with SEC on March 30, 2026. The interim results for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2026 or for any future periods.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the accompanying condensed consolidated financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Use of Estimates

The preparation of the accompanying condensed consolidated financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying condensed consolidated financial statements and the reported amounts of expenses and disclosure of contingent assets and liabilities during the reporting period. Making estimates requires Management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying condensed consolidated financial statements, which Management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2026 and December 31, 2025.

Cash Held in Trust Account

At March 31, 2026, all the assets held in the Trust Account amounting to $261,707,498 were held in cash. At December 31, 2025, substantially all the assets held in the Trust Account amounting to $258,240,938 were held in money market funds, which are invested primarily in treasury securities. All of the Company’s investments held in the Trust Account are presented on the accompanying condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on cash and marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature that allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Amended and Restated Articles. In accordance with ASC 480, conditionally redeemable Class A Ordinary Shares (including Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Although the Company did not specify a maximum redemption threshold, the Amended and Restated Articles provides that currently, the Company will only redeem its Public Shares if the net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of the initial Business Combination. However, the threshold in its Amended and Restated Articles would not change the nature of the underlying shares as redeemable and thus Public Shares are required to be disclosed outside of permanent equity. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional paid-in capital, in accumulated deficit.

As of March 31, 2026 and December 31, 2025, the Class A Ordinary Shares reflected in the accompanying condensed consolidated balance sheets are reconciled in the following table:

Class A Ordinary Shares subject to possible redemption, December 31, 2024	$249,760,654
Less:
Redemption	(4,136,921)
Plus:
Accretion of carrying value to redemption value	12,617,205

Class A Ordinary Shares subject to possible redemption, December 31, 2025	258,240,938
Plus:
Accretion of carrying value to redemption value	3,466,560

Class A Ordinary Shares subject to possible redemption, March 31, 2026	$261,707,498

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs”, and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $13,424,812, consisting of $4,000,000 of cash underwriting fees, $8,650,000 of deferred underwriting fees and $774,812 of other offering costs. As such, the Company recorded $13,326,517 of offering costs as a reduction of temporary equity and $98,295 of offering costs as a reduction of permanent equity.

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the condensed consolidated financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s condensed consolidated financial statements and prescribes a recognition threshold and measurement process for condensed consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the accompanying condensed consolidated financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2026 and December 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the accompanying condensed consolidated financial statements.

Concentration of Credit Risk

The Company has significant cash balances at financial institutions, which throughout the year, regularly exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement”, approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Net Income (loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, (i) Class A Ordinary Shares and (ii) non-redeemable Class A Ordinary Shares and Class B ordinary shares, par value of $0.0001 per share (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”).

Income and losses are shared pro rata between the two classes of shares. Net (loss) Income per Ordinary Share is calculated by dividing the net (loss) income by the weighted average shares of Ordinary Shares outstanding for the respective period.

The calculation of diluted net (loss) income does not consider the effect of the Public Warrants (including the full exercise of the Over-Allotment Option) and the Private Placement Warrants to purchase an aggregate of 11,898,800 Class A Ordinary Shares in the calculation of diluted (loss) income per share, because their exercise is contingent upon future events. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary share for the three months ended March 31, 2026 and 2025. Accretion associated with the redeemable Class A Ordinary Shares is excluded from earnings per share as the redemption value approximates fair value.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

The following table reflects the calculation of basic and diluted net (loss) income per Ordinary Share (in dollars, except per share amounts):

	For the Three Months Ended March 31, 2026		For the Three Months Ended March 31, 2025
	Redeemable Class A	Non-redeemable Class A and Class B	Redeemable Class A	Non-redeemable Class A and Class B
Basic and diluted net (loss)income per Ordinary Share
Numerator:
Allocation of net (loss)income	$(13,475,886)	$(3,899,377)	$1,771,421	$504,285
Denominator:
Basic and diluted weighted average Ordinary Shares outstanding	22,627,899	6,547,600	23,000,000	6,547,600

Basic and diluted net (loss)income per Ordinary Share	$(0.60)	$(0.60)	$0.08	$0.08

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the accompanying statements of operations. For derivative instruments that are classified as equity, the derivative instruments are initially measured at fair value (or allocated value), and subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

Warrants

The Company accounts for Warrants as either equity-classified or liability-classified instruments based on an assessment of the Warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the Warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the Warrants meet all of the requirements for equity classification under ASC 815, including whether the Warrants are indexed to the Company’s own Ordinary Shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of Warrant issuance and as of each subsequent quarterly period end date while the Warrants are outstanding.

For issued or modified Warrants that meet all of the criteria for equity classification, the Warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified Warrants that do not meet all the criteria for equity classification, the Warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the Warrants are recognized as a non-cash gain or loss on the accompanying statements of operations.

The Warrants met all of the criteria for equity classification and accounted for as such.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Subscription Agreement Liability

On October 9, 2025, the Company entered into a subscription agreement (“Subscription Agreement”). The Company accounts for the Subscription Agreement as a derivative instrument in accordance with the guidance in FASB ASC Topic 815-40, “Contracts in Entity’s Own Equity” (“ASC 815-40”). The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the accompanying condensed consolidated statement of operations. The ability of the Company to receive any of the proceeds of the Subscription Agreement is dependent upon the financial metrics of the Business Combination target, among other factors, rendering the receipt of such proceeds outside the control of the Company. As of March 31, 2026 and December 31, 2025, the fair value of the subscription agreement liability was $25,903,614 and $9,075,000, respectively.

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the accompanying condensed consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The IPO Registration Statement was declared effective on July 25, 2023. On July 28, 2023, the Company consummated the Initial Public Offering of 23,000,000 Public Units, at a price of $10.00 per Public Unit, including 3,000,000 Option Units issued pursuant to the full exercise of the Over-Allotment Option in full, generating gross proceeds of $230,000,000. Each Public Unit consisted of one Public Share and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per whole share, subject to adjustment (see Note 7).

Commencing September 15, 2023, the holders of the Public Units may elect to separately trade the Public Shares and Public Warrants.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 797,600 Private Placement Units at a price of $10.00 per Private Placement Unit in the Private Placement to the Sponsor, including 30,000 Private Placement Units issued in connection with the full exercise of the Over-Allotment Option, generating gross proceeds of $7,976,000. Each Private Placement Unit consists of one Private Placement Share and one-half of one Private Placement Warrant. The proceeds from the sale of the Private Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 15, 2023, the Sponsor acquired 5,750,000 Class B Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000 paid to cover certain expenses on behalf of the Company. The Founder Shares included an aggregate of up to 750,000 Class B Ordinary Shares subject to forfeiture by the Sponsor to the extent that the Over-Allotment Option was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding any Public Shares purchased by the Sponsor in the Initial Public Offering and excluding the Private Placement Units). On July 28, 2023, the Over-Allotment Option was exercised in full, so those 750,000 Class B Ordinary Shares are no longer subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees as disclosed in the IPO Registration Statement) until the earlier of (i) six months following the consummation of a Business Combination; or (ii) subsequent to the consummation of a Business Combination, the date on which the Company consummates a transaction that results in all of its shareholders having the right to exchange their shares for cash, securities, or other property.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Promissory Notes - Related Party

On March 13, 2023, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “IPO Promissory Note”). This loan was non-interest bearing and payable on the earlier of December 31, 2023 or the date on which the Company consummated the Initial Public Offering. Prior to the Initial Public Offering, the Company had borrowed $272,550 under the IPO Promissory Note. On July 28, 2023, the Company repaid the outstanding balance under the IPO Promissory Note in full. Borrowings under the IPO Promissory Note are no longer available to the Company subsequent to the Initial Public Offering.

On June 10, 2024, the Company issued a promissory note (the “WCL Promissory Note”) in the principal amount of up to $1,500,000 to the Sponsor. The WCL Promissory Note was issued in connection with advances the Sponsor may make in the future to the Company from time to time for working capital expenses. The WCL Promissory Note is non-interest bearing and payable upon the earlier of (i) completion of the Company’s initial Business Combination or (ii) the date the winding up of the Company is effective. At the election of the Sponsor, all or a portion of the unpaid principal amount of the WCL Promissory Note may be converted into WCL Units (as defined below) at a price of $10.00 per WCL Unit, which will be identical to the Private Placement Units. These WCL Units and their underlying securities are entitled to the registration rights set forth in the WCL Promissory Note. As of March 31, 2026 and December 31, 2025, the Company had $1,591,561 and $1,059,879 drawn on this WCL Promissory Note, respectively.

In connection with the 2025 Extension Amendment, the Sponsor agreed to make monthly payments, each in an amount equal to the lesser of (i) $0.025 for each outstanding Class A Ordinary Share, and (ii) $375,000, directly to the Trust Account. In exchange for such contributions, the Company issued to the Sponsor the 2025 Extension Promissory Note, in an aggregate principal amount of up to $4,500,000, on July 28, 2025. The 2025 Extension Promissory Note bears no interest and is repayable by the Company to the Sponsor upon the earlier date of (i) the consummation of a Business Combination, and (ii) the last day the Company has to complete a Business Combination in accordance with its Amended and Restated Articles. Such date may be accelerated upon the occurrence of an “Event of Default” (as defined in the 2025 Extension Promissory Note). Any outstanding principal under the 2025 Extension Promissory Note may be prepaid at any time by the Company, at its election and without penalty. As of March 31, 2026 and December 31, 2025, the Company had $3,375,000 and $2,250,000 drawn on the 2025 Extension Promissory Note, respectively.

Support Agreements

The Sponsor has agreed, commencing from the date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to make available to the Company certain general and administrative services, including office space, utilities and administrative services, as the Company may require from time to time. Pursuant to an administrative services agreement, dated July 25, 2023, the Company agreed to pay to an affiliate of the Company’s Vice President up to $20,000 per month for these services during the Combination Period. Upon completion of an initial Business Combination or the Company’s liquidation, any remaining monthly payments from the Combination Period will be accelerated and due at the closing of the initial Business Combination or liquidation. For the three months ended March 31, 2026 and 2025, the Company incurred expenses of $60,000 and $60,000, respectively, for services under this agreement, which were included in general and administrative expenses – related party on the accompanying unaudited consolidated condensed statements of operations.

In addition, pursuant to an advisory services agreement, dated July 25, 2023, following the commencement of the Initial Public Offering, the Company agreed to pay an affiliate of the Company’s Chief Financial Officer $20,000 per month for services rendered prior to the consummation of the initial Business Combination; such amounts will only be payable upon the successful completion of the initial Business Combination. As of March 31, 2026 and December 31, 2025, the contingent fee payable for these services were amounted to $300,000 and $240,000, respectively.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Working Capital Loans

In order to finance transaction costs in connection with the initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest bearing basis (the “Working Capital Loans”). If the Company completes the initial Business Combination, the Company will repay such Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such Working Capital Loans, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination company, at a price of $10.00 per unit at the option of the lender, upon consummation of the initial Business Combination (the “WCL Units”). The WCL Units would be identical to the Private Placement Units. As of March 31, 2026 and December 31, 2025, the Company had $1,591,561 and $1,059,879 drawn on this WCL Promissory Note, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights Agreement

The holders of the Founder Shares, the Private Placement Units and any WCL Units (and any underlying Class A Ordinary Shares thereunder) have registration and shareholder rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement, dated as of July 25, 2023. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Simultaneously with the Initial Public Offering and sale of 20,000,000 Public Units, the underwriters fully exercised the Over-Allotment Option to purchase an additional 3,000,000 Option Units at an offering price of $10.00 per Option Unit for an aggregate purchase price of $30,000,000.

The underwriters were paid a cash underwriting discount of $0.20 per Public Unit, or $4,000,000 in the aggregate, upon the closing of the Initial Public Offering. In addition, $0.35 per Public Unit and $0.55 per Option Unit, or $8,650,000 in the aggregate, will be payable to the representatives of the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement entered into on July 25, 2023. The deferred fee was paid to the underwriters at the closing of the Business Combination on April 8, 2026.

Advisory Services Agreement

On November 29, 2023, the Company engaged Roth Capital Partners, LLC (“Roth”) to provide advisory services in connection with the Company’s proposed Business Combination. Pursuant to the agreement, Roth is entitled to an advisory fee of $30,000 per month, calculated from the closing of the Company’s Initial Public Offering to the public filing with SEC of the business combination agreement for the Business Combination. The advisory fee is contingent upon the successful completion of the Business Combination and is payable only upon its closing. As of March 31, 2026 and December 31, 2025, the contingent fee payable for these services was approximately $1,242,000 and $812,000, respectively. No amounts have been accrued for this fee as payment is contingent upon the consummation of the Business Combination.

Business Combination Agreement

On October 9, 2025, the Company, Pubco, Merger Sub I, Merger Sub II, and Concrete, entered into a Business Combination Agreement, dated as of October 9, 2025.

Subscription Agreement

On October 9, 2025, concurrently with the execution and delivery of the Suncrete Business Combination Agreement, the Company and Pubco entered into the subscription agreements with certain accredited investors and qualified institutional buyers (collectively, the “PIPE Investors”), pursuant to which, among other things, Pubco agreed to issue and sell to the PIPE Investors, in a private placement to close immediately prior to the closing of the Acquisition Merger, an aggregate of approximately $82.5 million in shares of Pubco Class A Common Stock and, in certain circumstances, Pre-Funded Common Stock Purchase Warrants to purchase Pubco Class A Common Stock (the “PIPE Investment”).

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

The Company accounts for the Subscription Agreement as a derivative instrument in accordance with the guidance in ASC 815-40. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the accompanying condensed consolidated statements of operations. The ability of the Company to receive any of the proceeds of the Subscription Agreement is dependent upon the financial metrics of the Business Combination target, among other factors, rendering the receipt of such proceeds outside the control of the Company. As of March 31, 2026 and December 31, 2025, the fair value of the subscription agreement liability was $25,903,614 and $9,075,000, respectively.

In connection with the Suncrete Business Combination, the Company and Pubco previously entered into subscription agreements with certain accredited investors and qualified institutional buyers (collectively, the “PIPE Investors”) for an aggregate commitment amount of approximately $82.5 million in shares of Pubco Class A Common Stock (as defined in the Suncrete Business Combination Agreement) and, in certain circumstances, Pre-Funded Common Stock Purchase Warrants (as defined in the Suncrete Business Combination Agreement) to purchase Pubco Class A Common Stock (as defined in the Suncrete Business Combination Agreement and such investment, the “PIPE Investment”). On January 30, 2026, the Company and Pubco entered into subscription agreements with certain additional investors for an additional commitment amount of $23 million. The foregoing description of the PIPE investment and the PIPE subscription agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of PIPE subscription agreement.

On February 1, 2026, Steven J. Heyer, who served as President and as a member of the Board of the Company since March 2023, was removed from his position as President and a member of the Board with immediate effect. Mr. Heyer’s departure was not related to any disagreement with the Company on any matter related to the Company’s operations, policies or practices.

On March 27, 2026, the Company and Pubco entered into a subscription agreement (the “New Subscription Agreement”) with an additional PIPE Investor for a commitment amount of $61.6 million, bringing the aggregate total subscription amount of the PIPE Investment to $167.1 million. The Company and Pubco have also agreed to afford the existing PIPE Investors the benefit of the additional rights set forth in the New Subscription Agreement. The securities issuable in connection with the PIPE Investment will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Non-Redemption Agreement

On March 24, 2026, the Company and Suncrete entered into Non-Redemption Agreements (each, a “Non-Redemption Agreement”) with certain investors (collectively, the “Investors”), pursuant to which, among other things, the Investors agreed to acquire an aggregate of 4,442,085 Public Shares from Public Shareholders, either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to Public Shareholders who exercise redemption rights with respect to their Public Shares, prior to the closing date of the Suncrete Business Combination, to waive their redemption rights and hold the Public Shares through the closing date of the Suncrete Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. Suncrete intends to pay to the Public Shareholders that sell Public Shares in connection with the Non-Redemption Agreements an amount equal to the difference between the actual redemption price for the Public Shares and the price at which such sellers sell the Public Shares to the Investors. As a result of the Non-Redemption Agreements and after giving effect to the aggregate fees that Suncrete has agreed to pay the Investors, the Company is expected to receive net proceeds of approximately $10.75 per non-redeemed Public Share. The Company may enter into additional Non-Redemption Agreements on similar terms. Assuming that the Investors acquire all of the Public Shares they have agreed to purchase and that the previously announced PIPE investment is consummated for aggregate proceeds of $105.5 million, the parties anticipate that the Minimum Cash Condition (as defined in the Subcrete BCA) will be satisfied upon consummation of the Suncrete Business Combination.

Exchange Agreement

On March 26, 2026, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”) with holders of Suncrete’s Senior Preferred Units (the “Senior Preferred Units”), pursuant to which Pubco agreed to issue an aggregate of 26,000 shares of Series A Convertible Perpetual Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), to such Senior Preferred Unit holders in exchange for their Senior Preferred Units (the “Exchange”). The Exchange will occur automatically immediately prior to the closing of the Acquisition Merger (as defined in the Suncrete Business Combination Agreement), following the acceptance by the Secretary of State of the State of Delaware of the Certificate of Designation for the Series A Convertible Perpetual Preferred Stock. The obligations of each of the parties to consummate the Exchange is subject to condition that as of the closing of the Exchange, the Available Cash (as defined in the Suncrete Business Combination Agreement) is less than $250.0 million.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board. As of March 31, 2026 and December 31, 2025, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue 500,000,000 Class A Ordinary Shares with a par value of $0.0001 per share. Holders of the Class A Ordinary Shares are entitled to one vote for each share. As of March 31, 2026 and December 31, 2025, there were 23,425,499 Class A Ordinary Shares issued and outstanding, including 22,627,899 Class A Ordinary Shares subject to possible redemption and classified as temporary equity. The remaining 797,600 Class A Ordinary Shares from the sale of the Private Placement Units are non-redeemable and are classified as permanent deficit.

Class B Ordinary Shares

The Company is authorized to issue 50,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. Holders of Class B Ordinary Shares are entitled to one vote for each share. As of March 31, 2026 and December 31, 2025, there were 5,750,000 Class B Ordinary Shares issued and outstanding. Of the 5,750,000 Class B Ordinary Shares outstanding, up to 750,000 shares were subject to forfeiture to the extent that the Over-Allotment Option was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding Ordinary Shares after the Initial Public Offering. On July 28, 2023, the Over-Allotment Option was exercised in full, so those 750,000 Class B Ordinary Shares are no longer subject to forfeiture.

Shareholders of record of the Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law.

The Founder Shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of a Business Combination, and may be converted at any time prior to the Business Combination, at the option of the holder, on a one-for-one basis (unless otherwise provided in the Business Combination agreement), subject to adjustment for share sub divisions, share dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Ordinary Shares or equity-linked securities are issued or deemed issued in connection with the Business Combination, the number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Class A Ordinary Shares outstanding after such conversion (not including the Class A Ordinary Shares underlying the Private Placement Units), including the total number of Class A Ordinary Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Business Combination, excluding any Class A Ordinary Shares or equity-linked securities or rights exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the Business Combination and any WCL Units issued to the Sponsor, officers or directors upon conversion of WCL Promissory Note, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

In addition, only holders of Founder Shares will have the right to vote on the appointment of directors prior to the completion of the Company’s initial Business Combination and on a vote to continue the Company in a jurisdiction outside the Cayman Islands.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Warrants

As of March 31, 2026 and December 31, 2025, there were 11,898,800 Warrants outstanding (including 11,500,000 Public Warrants and 398,800 Private Placement Warrants). Each whole Public Warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the initial Business Combination.

Pursuant to the warrant agreement the Company entered into with Continental on July 25, 2023 (the “Warrant Agreement”), a warrant holder may exercise its Public Warrants only for a whole number of Class A Ordinary Shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will expire five years after the completion of the initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a post-effective amendment to the IPO Registration Statement or a new registration statement covering the registration, under the Securities Act, of the Class A Ordinary Shares issuable upon exercise of the Warrants and thereafter will use commercially reasonable efforts to cause the same to become effective within 60 business days following the initial Business Combination and to maintain a current prospectus relating to the Class A Ordinary Shares issuable upon exercise of the Warrants, until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the Class A Ordinary Shares issuable upon exercise of the Warrants is not effective by the sixtieth (60th) business days after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Once the Warrants become exercisable, the Company may call the Warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-Day Redemption Period”) to each warrant holder; and

•

if, and only if, the closing price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub divisions, share capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A Ordinary Shares and equity-linked securities for capital raising purposes in connection with the closing of the initial Business

Combination as described in the IPO Registration Statement) on each of 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending three business days before the Company sends to the notice of redemption to the warrant holders and there is an effective registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to those Class A Ordinary Shares is available throughout the 30-Day Redemption Period.

If and when the Warrants become redeemable by the Company for cash, the Company may exercise the redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

In addition, if (x) the Company issues additional Class A Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A Ordinary Shares (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares or Private Placement Units held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and the volume weighted average trading price of the Class A Ordinary Shares during the 20 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

The Private Placement Warrants (including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination. The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants.

The Company accounts for 11,898,800 Warrants issued in connection with the Initial Public Offering (including 11,500,000 Public Warrants and 398,800 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that the Warrants described above are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects Management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

•

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs based on an assessment of the assumptions that market participants would use in pricing the asset or liability.

Level 1 assets include investments in a money market fund that invests solely in U.S. government securities. At March 31, 2026, assets held in the Trust Account were comprised of $261,707,498 in cash. At December 31, 2025, assets held in the Trust Account were comprised of $258,240,938 in money market funds, which were invested primarily in U.S. government securities. For the period ended March 31, 2026 and December 31, 2025, the Company did not withdraw any of the interest earned on the Trust Account.

	Fair Value Measured as of March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets
Cash held in Trust Account	$261,707,498	$—	$—	$261,707,498

Liabilities:
Subscription agreement liability	—	—	25,903,614	25,903,614

Total Subscription agreement liability	$—	$—	$25,903,614	$25,903,614

	Fair Value Measured as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Cash and marketable securities held in Trust Account	$258,240,938	$—	$—	$258,240,938

Liabilities:
Subscription agreement liability	—	—	9,075,000	9,075,000

Total Subscription agreement liability	$—	$—	$9,075,000	$9,075,000

HAYMAKER ACQUISITION CORP. 4

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

Subscription Agreement Liability

In order to calculate the fair value of the subscription agreement liability, the Company utilized the following inputs:

	March 31, 2026	December 31, 2025
Probability of Business Combination	100%	75%
Underlying Ordinary Share price	$11.54	$11.38
Term (years)	0.02	0.25
Risk-free rate	3.68%	3.67%
Volatility	5.00%	10.40%

The following table presents the changes in the fair value of the Subscription Agreement liability:

Subscription Agreement
Fair value as of October 9, 2025 (initial measurement)	$7,177,500
Change in fair value	1,897,500

Fair value as of December 31, 2025	9,075,000
Change in fair value	16,828,614

Fair value as of March 31, 2026	$25,903,614

The change in the fair value of the subscription liability for the period ended March 31, 2026 and December 31, 2025 is $16,828,614 and $1,897,500, respectively.

There were no transfers between fair value levels during period ended March 31, 2026 and December 31, 2025.

NOTE 9. SEGMENT INFORMATION

ASC 280 establishes standards for companies to report in their condensed consolidated financial statement information about operating segments, products, services, geographic areas, and major customers. “Operating segments” are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, Management has determined that there is only one reportable segment.

HAYMAKER ACQUISITION CORP. 4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2026

The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the condensed consolidated statements of operations as net income. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income and total assets, which include the following:

	March 31, 2026	December 31, 2025
Trust Account	$261,707,498	$258,240,938
Cash	$21,441	$4,325

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
General and administrative expenses	$2,828,209	$298,970
Interest earned on cash and marketable securities held in Trust Account	$2,341,560	$2,634,676

The CODM reviews interest earned on the Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Combination Period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative expenses, as reported on the condensed consolidated statements of operations, are the significant segment expenses provided to the CODM on a regular basis. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the accompanying balance sheet date and up to the date the accompanying condensed consolidated financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the accompanying condensed consolidated financial statements.

As further described in Note 1, on April 8, 2026, the Company completed its Business Combination with Suncrete, Inc.